Filed Pursuant to Rule 424(b)(3)

File Number 333-190038

Pricing Supplement to the Prospectus dated July 19, 2013 and the Prospectus Supplement dated July 19, 2013

$100,000,000 iPath® Pure Beta S&P GSCI®-Weighted ETN

The iPath® Pure Beta S&P GSCI®—Weighted Exchange Traded Notes (the “ETNs”) that Barclays Bank PLC may issue from time to time are linked to the performance of the Barclays Pure Beta Series-2 TR Index (the “Index”). The ETNs do not pay any interest during their term and do not guarantee any return of principal at maturity or upon redemption. Instead, you will receive a cash payment in U.S. dollars at maturity or upon early redemption based on the performance of the Index, less an investor fee and a futures execution cost.

You may lose some or all of your principal if you invest in the ETNs. Any payment on the ETNs at or prior to maturity is subject to the creditworthiness of Barclays Bank PLC and is not guaranteed by any third party. See “Risk Factors” beginning on page PS-9 of this pricing supplement for risks relating to an investment in the ETNs.

The principal terms of the ETNs are as follows:

Issuer: Barclays Bank PLC

Series: Global Medium-Term Notes, Series A

Inception, Issuance and Maturity: The ETNs were first sold on April 20, 2011, were first issued on April 26, 2011, and will be due on April 18, 2041.

Underlying Index: The return on the ETNs is linked to the performance of the Index. The Index is designed to give investors exposure to total returns of the commodities included in the S&P GSCI® Total Return Index (the “Reference Index”), while mitigating the effects of certain distortions in the commodity markets on such returns through the application of the Barclays Pure Beta Series 2 Methodology. The Index is comprised of a basket of exchange traded futures contracts for the same commodities that are included in the Reference Index, as adjusted from time to time. However, unlike the Reference Index, which rolls its exposure to such futures contracts on a monthly basis in accordance with a pre-determined roll schedule, the Index may roll into one of a number of futures contracts with varying expiration dates, as selected using the Barclays Pure Beta Series 2 Methodology (except with respect to certain precious metals commodities). The Barclays Pure Beta Series 2 Methodology is not applied to certain precious metals commodities, and with respect to those commodities, the Index will roll monthly in accordance with the Reference Index’s pre-determined roll schedule. The Index is maintained and calculated by Barclays Bank PLC (in such capacity, the “index sponsor”). The Reference Index is calculated, published and maintained by S&P Dow Jones Indices LLC (“S&P Dow Jones Indices”).

Secondary Market: We have listed the ETNs on the NYSE Arca stock exchange (“NYSE Arca”) under the ticker symbol “SBV”. If an active secondary market in the ETNs exists, we expect that investors will purchase and sell the ETNs primarily in this secondary market.

CUSIP Number: 06740P122

ISIN: US06740P1223

Payment at Maturity

Payment at Maturity: If you hold your ETNs to maturity, you will receive a cash payment per ETN equal to the applicable closing indicative value on the applicable final valuation date.

Closing Indicative Value: The closing indicative value for each ETN on any given calendar day will be calculated in the following manner: The closing indicative value on the inception date will equal $50. On each subsequent calendar day until maturity or early redemption, the closing indicative value will equal (1) the closing indicative value on the immediately preceding calendar day times (2) the daily index factor on such calendar day (or, if such day is not an index business day, one) minus (3) the investor fee on such calendar day minus (4) the futures execution cost on such business day. An “index business day” is a day on which the Index is calculated, as determined by the NYSE Euronext Holiday & Hours schedule, as published on http://www.nyse.com/about/newsevents/1176373643795.html or any successor website thereto.

Daily Index Factor: The daily index factor for each ETN on any index business day will equal (1) the closing level of the Index on such index business day divided by (2) the closing level of the Index on the immediately preceding index business day.

Futures Execution Cost: The futures execution cost is designed to approximate the estimated costs of maintaining a rolling position in the futures contracts underlying the Index. The futures execution cost per ETN on any given calendar day will be calculated in the following manner: The futures execution cost for the ETNs on the inception date will equal zero. On each subsequent calendar day until maturity or early redemption of the ETNs, the futures execution cost for each ETN will be equal to (1) 0.10% times (2) the applicable closing indicative value on the immediately preceding calendar day times (3) the applicable daily index factor on such calendar day (or, if such day is not an index business day, one) divided by (4) 365. The net effect of the futures execution cost accumulates over time and is subtracted at the rate of 0.10% per year.

Investor Fee: The investor fee for each ETN is 0.75% per year times the closing indicative value times the daily index factor, calculated on a daily basis in the following manner. The investor fee on the inception date will equal zero. On each subsequent calendar day until maturity or early redemption, the investor fee will be equal to (1) 0.75% times (2) the closing indicative value on the immediately preceding calendar day times (3) the daily index factor on that day (or, if such day is not an index business day, one) divided by (4) 365. Because the investor fee is calculated and subtracted from the closing indicative value on a daily basis, the net effect of the fee accumulates over time and is subtracted at the rate of 0.75% per year.

Because the investor fee and futures execution cost reduce the amount of your return at maturity or upon redemption, and the investor fee and futures execution cost reduce the amount of your return upon early redemption, the level of the Index will need to increase significantly in order for you to receive at least the principal amount of your investment at maturity or upon redemption. If the increase in the level of the Index is insufficient to offset the negative effect of the investor fee and futures execution cost, or the level of the Index decreases, you will receive less than the principal amount of your investment at maturity or upon redemption.

Early Redemption

Holder Redemption: Subject to the notification requirements described below, you may redeem your ETNs on any redemption date during the term of the ETNs. If you redeem your ETNs, you will receive a cash payment in U.S. dollars per ETN on such date in an amount equal to the closing indicative value on the applicable valuation date. You must redeem at least 50,000 ETNs at one time in order to exercise your right to redeem your ETNs on any redemption date. In order to redeem your ETNs on a redemption date, you must deliver a notice of holder redemption to us via email by no later than 4:00 p.m., New York City time, on the business day prior to the applicable valuation date and follow the procedures set forth under “Specific Terms of the ETNs—Redemption Procedures”. If you fail to comply with these procedures, your notice will be deemed ineffective.

Issuer Redemption: We may redeem the ETNs (in whole but not in part) at our sole discretion on any trading day on or after the inception date until and including maturity. To exercise our right to redeem, we must deliver notice to the holders of the ETNs not less than ten calendar days prior to the redemption date specified by us in such notice. If we redeem the ETNs, you will receive a cash payment in U.S. dollars per ETN in an amount equal to the closing indicative value on the applicable valuation date.

Cover Page, continued:

Valuation Date: Valuation date means each business day from April 20, 2011 to April 15, 2041, inclusive (subject to the occurrence of a market disruption event), or, if such date is not a trading day, the next succeeding trading day, not to exceed five business days. We refer to April 15, 2041 as the “final valuation date”.

Redemption Date: In the case of holder redemption, a redemption date is the third business day following each valuation date (other than the final valuation date). The final redemption date will be the third business day following the valuation date that is immediately prior to the final valuation date. In the case of issuer redemption, the redemption date for the ETNs is the date specified by us in the issuer redemption notice, which will in no event be prior to the tenth calendar day following the date on which we deliver such notice.

Trading Day: A trading day is a day on which (i) the value of the Index is published by the index sponsor, (ii) trading is generally conducted on NYSE Arca and (iii) trading is generally conducted on the markets on which the futures contracts underlying the Index are traded, in each case as determined by the calculation agent in its sole discretion.

We sold a portion of the ETNs on the inception date at 100% of the stated principal amount through Barclays Capital Inc., our affiliate, as principal in the initial distribution. The remainder of the ETNs will be offered and sold from time to time through Barclays Capital Inc., as agent. Sales of the ETNs by us after the inception date will be made at market prices prevailing at the time of sale, at prices related to market prices or at negotiated prices. Barclays Capital Inc. will not receive an agent’s commission in connection with sales of the ETNs. Please see “Supplemental Plan of Distribution” in this pricing supplement for more information.

We may use this pricing supplement in the initial sale of ETNs. In addition, Barclays Capital Inc. or another of our affiliates may use this pricing supplement in market-making transactions in any ETNs after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale or in a notice delivered at the same time as the confirmation of sale, this pricing supplement is being used in a market-making transaction.

The ETNs are not deposit liabilities of Barclays Bank PLC and are not insured by the United States Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

Patent pending

Pricing Supplement dated July 19, 2013

Issued in denominations of $50

PRICING SUPPLEMENT

PRICING SUPPLEMENT SUMMARY	PS-1
RISK FACTORS	PS-9
THE INDEX	PS-18
VALUATION OF THE ETNS	PS-42
SPECIFIC TERMS OF THE ETNS	PS-44
CLEARANCE AND SETTLEMENT	PS-49
USE OF PROCEEDS AND HEDGING	PS-49
MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS	PS-50
SUPPLEMENTAL PLAN OF DISTRIBUTION	PS-53
NOTICE OF HOLDER REDEMPTION	A-1
CONFIRMATION OF HOLDER REDEMPTION	B-1

PROSPECTUS SUPPLEMENT

SUMMARY	S-1
RISK FACTORS	S-6
DESCRIPTION OF MEDIUM-TERM NOTES	S-35
TERMS OF THE NOTES	S-40
INTEREST MECHANICS	S-46
CERTAIN FEATURES OF THE NOTES	S-49
DESCRIPTION OF UNIVERSAL WARRANTS	S-57
TERMS OF THE WARRANTS	S-61
CERTAIN FEATURES OF THE WARRANTS	S-65
REFERENCE ASSETS	S-71
CLEARANCE AND SETTLEMENT	S-109
EMPLOYEE RETIREMENT INCOME SECURITY ACT	S-114
PLAN OF DISTRIBUTION	S-116
USE OF PROCEEDS AND HEDGING	S-125
CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS	S-126
VALIDITY OF SECURITIES	S-142

PROSPECTUS

FORWARD-LOOKING STATEMENTS	1
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE	2
THE BARCLAYS BANK GROUP	2
USE OF PROCEEDS	3
DESCRIPTION OF DEBT SECURITIES	4
DESCRIPTION OF WARRANTS	18
GLOBAL SECURITIES	28
CLEARANCE AND SETTLEMENT	29
DESCRIPTION OF PREFERENCE SHARES	33
DESCRIPTION OF AMERICAN DEPOSITARY SHARES	38
DESCRIPTION OF SHARE CAPITAL	43
TAX CONSIDERATIONS	45
EMPLOYEE RETIREMENT INCOME SECURITY ACT	62
PLAN OF DISTRIBUTION	64
SERVICE OF PROCESS AND ENFORCEMENT OF LIABILITIES	67
WHERE YOU CAN FIND MORE INFORMATION	67
FURTHER INFORMATION	67
VALIDITY OF SECURITIES	67
EXPERTS	68
EXPENSES OF ISSUANCE AND DISTRIBUTION	69

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PRICING SUPPLEMENT SUMMARY

The following is a summary of terms of the iPath® Pure Beta S&P GSCI®—Weighted Exchange-Traded Notes due April 18, 2041 (the “ETNs”) that Barclays Bank PLC may issue from time to time, as well as a discussion of risks and other considerations you should take into account when deciding whether to invest in the ETNs. The information in this section is qualified in its entirety by the more detailed explanations set forth elsewhere in this pricing supplement and the accompanying prospectus and prospectus supplement. References to the “prospectus” mean our accompanying prospectus, dated July 19, 2013, and references to the “prospectus supplement” mean our accompanying prospectus supplement, dated July 17, 2013, which supplements the prospectus.

We may, without your consent, create and issue additional securities having the same terms and conditions as the ETNs. We may consolidate the additional securities to form a single class with the outstanding ETNs.

This section summarizes the following aspects of the ETNs:

•	What are the ETNs and how do they work?

•	How do you redeem your ETNs?

•	What are some of the risks of the ETNs?

•	Is this the right investment for you?

•	What are the tax consequences?

What Are the ETNs and How Do They Work?

The ETNs are medium-term notes that are uncollateralized debt obligations of Barclays Bank PLC and are linked to the performance of the Barclays Pure Beta Series-2 TR Index (the “Index”). The ETNs will be issued in denominations of $50.

The Index

The return on the ETNs is linked to the performance of the Index. The Index is designed to give investors exposure to total returns of the commodities included in the S&P GSCI® Total Return Index (the “Reference Index”), while mitigating the effects of certain distortions in the commodity markets on such returns through the application of the Barclays Pure Beta Series 2 Methodology. The Index is comprised of a basket of exchange traded futures contracts for the same commodities that are included in the Reference Index, as adjusted from time to time. However, unlike the Reference Index, which rolls its exposure to such futures contracts on a monthly basis in accordance with a pre-determined roll schedule, the Index may roll into one of a number of futures contracts with varying expiration dates, as selected using the Barclays Pure Beta Series 2 Methodology (except with respect to certain precious metals commodities). The Barclays Pure Beta Series 2 Methodology is not applied to certain precious metals commodities, and with respect to those commodities, the Index will roll monthly in accordance with the Reference Index’s pre-determined roll schedule. The Index is maintained and calculated by Barclays Bank PLC (in such capacity, the “index sponsor”). The Reference Index is calculated, maintained and published by S&P Dow Jones Indices LLC (“S&P Dow Jones Indices”).

Inception, Issuance and Maturity

The ETNs were first sold on April 20, 2011, which we refer to as their “inception date”. The ETNs were first issued on April 26, 2011, and will be due on April 18, 2041.

Payment at Maturity or Upon Early Redemption

If you or we have not previously redeemed your ETNs, you will receive a cash payment in U.S. dollars at maturity per ETN in an amount equal to the applicable closing indicative value on the final valuation date. Prior to maturity, you may, subject to certain restrictions, redeem your ETNs on any redemption date during the term of the ETNs, provided that you present at least 50,000 ETNs for redemption, or your broker or other financial intermediary (such as a bank or other financial institution not required to register as a broker-dealer to engage in securities transactions) bundles your ETNs for redemption with those of other investors to reach this minimum. If you choose to redeem your ETNs on a redemption date, you will receive a cash payment in U.S. dollars per ETN on such date in an amount equal to the closing indicative value on the applicable valuation date.

Prior to maturity, we may redeem the ETNs (in whole but not in part) at our sole discretion on any trading day on or after the inception date until and including maturity. If we elect to redeem the ETNs, we will deliver written notice of such election to redeem to the holders of the ETNs not less than ten calendar days prior to the redemption date specified by us in such notice. If we redeem the ETNs, you will receive a cash payment in U.S. dollars per ETN in an amount equal to the closing indicative value on the applicable valuation date.

The “closing indicative value” for the ETNs on any calendar day will be calculated in the following manner. The closing indicative value on the inception date will equal $50. On each subsequent calendar day until maturity or holder redemption or issuer redemption (together, “early redemption”), the closing indicative value will equal (1) the closing indicative value on the immediately preceding calendar day times (2) the daily index factor on such calendar day (or, if such day is not an index business day, one) minus (3) the investor fee on such calendar day minus (4) the futures execution cost on such calendar day.

The “daily index factor” for each ETN on any index business day will equal (1) the closing level of the Index on such index business day divided by (2) the closing level of the Index on the immediately preceding index business day.

The “investor fee” for each ETN is 0.75% per year times the closing indicative value times the daily index factor, calculated on a daily basis in the following manner. The investor fee on the inception date will equal zero. On each subsequent calendar day until maturity or early redemption, the investor fee will be equal to (1) 0.75% times (2) the closing indicative value on the immediately preceding calendar day times (3) the daily index factor on that day (or, if such day is not an index business day, one) divided by (4) 365. Because the investor fee is calculated and subtracted from the closing indicative value on a daily basis, the net effect of the fee accumulates over time and is subtracted at the rate of 0.75% per year.

The “futures execution cost” is designed to approximate the estimated costs of maintaining a rolling position in the futures contracts underlying the Index. The futures execution cost per ETN on any given calendar day will be calculated in the following manner: The futures execution cost for the ETNs on the inception date will equal zero. On each subsequent calendar day until maturity or early redemption of the ETNs, the futures execution cost for each ETN will be equal to (1) 0.10% times (2) the applicable closing indicative value on the immediately preceding calendar day times (3) the applicable daily index factor on such calendar day (or, if such day is not an index business day, one) divided by (4) 365. The net effect of the futures execution cost accumulates over time and is subtracted at the rate of 0.10% per year.

An “index business day” is a day on which the Index is calculated, as determined by the NYSE Euronext Holiday & Hours schedule, as published on http://www.nyse.com/about/newsevents//1176373643795.html or any successor website thereto.

A “valuation date” is each business day from April 20, 2011 to April 15, 2041, inclusive (subject to the occurrence of a market disruption event), or, if such date is not a trading day, the next succeeding trading day, not to exceed five business days. We refer to April 15, 2041 as the “final valuation date”.

A “redemption date” is:

•

in the case of holder redemption, the third business day following a valuation date (other than the final valuation date). The final redemption date will be the third business day following the valuation date that is immediately prior to the final valuation date; and

•

in the case of issuer redemption, the date specified by us in the issuer redemption notice, which will in no event be prior to the tenth calendar day following the date on which we deliver such notice.

A “trading day” is a day on which (i) the value of the Index is published by the index sponsor, (ii) trading is generally conducted on NYSE Arca and (iii) trading is generally conducted on the markets on which the futures contracts underlying the Index (each, an “Index Component”) are traded, in each case as determined by the calculation agent in its sole discretion.

We will not pay you interest during the term of the ETNs.

For a further description of how your payment at maturity will be calculated, see “—How Do the ETNs Perform?—Hypothetical Examples” and “Specific Terms of the ETNs” in this pricing supplement.

Because the investor fee and futures execution cost reduce the amount of your return at maturity or upon early redemption, the level of the Index underlying your ETNs will need to increase significantly in order for you to receive at least the principal amount of your investment at maturity or upon early redemption. If the level of the underlying Index decreases or does not increase sufficiently to offset the negative effect of the investor fee and futures execution cost, you will receive less than the principal amount of your investment at maturity or upon early redemption.

How Do You Redeem Your ETNs?

To redeem your ETNs, you must instruct your broker or other person through whom you hold your ETNs to take the following steps:

•

deliver a notice of holder redemption, which is attached as Annex A, to us via email by no later than 4:00 p.m., New York City time, on the business day prior to the applicable valuation date. If we receive your notice by the time specified in the preceding sentence, we will respond by sending you a form of confirmation of holder redemption, which is attached as Annex B;

•

deliver the signed confirmation of holder redemption to us via facsimile in the specified form by 5:00 p.m., New York City time, on the same day. We or our affiliate must acknowledge receipt in order for your confirmation to be effective;

•

instruct your Depository Trust Company (“DTC”) custodian to book a delivery vs. payment trade with respect to your ETNs on the valuation date at a price equal to the applicable closing indicative value, facing Barclays DTC 5101; and

•

cause your DTC custodian to deliver the trade as booked for settlement via DTC at or prior to 10:00 a.m., New York City time, on the applicable redemption date (the third business day following the valuation date).

Different brokerage firms may have different deadlines for accepting instructions from their customers. Accordingly, you should consult the brokerage firm through which you own your interest in the ETNs in respect of such deadlines. If we do not receive your notice of holder redemption by 4:00 p.m., New York City time, or your confirmation of holder redemption by 5:00 p.m., New York City time, on the business day prior to the applicable valuation date, your notice will not be effective and we will not redeem your ETNs on the applicable redemption date. Any redemption instructions for which we (or our affiliate) receive a valid confirmation in accordance with the procedures described above will be irrevocable.

What Are Some of the Risks of the ETNs?

An investment in the ETNs involves risks. Some of these risks are summarized here, but we urge you to read the more detailed explanation of risks in “Risk Factors” in this pricing supplement.

•

Uncertain Principal Repayment—If the value of the Index decreases, or does not increase by an amount greater than the investor fee and futures execution cost applicable to your ETNs, you will receive less than your original investment in the ETNs.

•

Conflicts of Interest with the Index Sponsor—Barclays Bank PLC is the index sponsor. The index sponsor is responsible for the composition, calculation and maintenance of the Index and has the discretion in a number of circumstances to make judgments in connection with the composition, calculation and maintenance of the Index. The exercise of this discretion may present the index sponsor with significant conflicts of interest in light of the fact that Barclays Bank PLC is the issuer of the ETNs. The index sponsor has no obligation to take the needs of any buyer, seller or holder of the ETNs into consideration at any time.

•

Commodity Market Risk—The return on the ETNs is linked to the performance of the Index which, in turn, is linked to the prices of the Index Components. The prices of Index Components may change unpredictably, affecting the value of the Index Components and, consequently, the value of your ETNs in unforeseeable ways.

•

Limited or Lack of Portfolio Diversification—The Index Components are concentrated in the commodities sector. Your investment may therefore carry risks similar to a concentrated securities investment in a limited number of industries or sectors.

•	No Interest Payments—You will not receive any periodic interest payments on the ETNs.

•

A Trading Market for the ETNs May Not Exist—Although we have listed the ETNs on NYSE Arca, a trading market for the ETNs may not exist at any time. Even if there is a secondary market for the ETNs, it may not provide enough liquidity to trade or sell your ETNs easily. In addition, although certain affiliates of Barclays Bank PLC intend to engage in limited purchase and resale transactions in the ETNs, they are not required to do so, and if they decide to engage in such transactions, they may stop at any time. We are not required to maintain any listing of the ETNs on any securities exchange.

•

Issuer Redemption—Subject to the procedures described in this pricing supplement, we have the right to redeem or “call” the ETNs (in whole but not in part) at our sole discretion without your consent on any trading day on or after the inception date until and including maturity.

Is This the Right Investment for You?

The ETNs may be a suitable investment for you if:

•	You are willing to accept the risk of fluctuations in commodity prices in general and the prices of the Index Components in particular.

•	You believe the value of the Index will increase by an amount sufficient to offset the investor fee and futures execution cost during the term of the ETNs.

•	You are willing to hold securities that are subject to the issuer redemption right on or after the inception date.

•	You seek an investment with a return linked to the performance of the Index.

•	You do not seek current income from this investment.

•	You do not seek a guaranteed return of principal.

The ETNs may not be a suitable investment for you if:

•	You are not willing to be exposed to fluctuations in commodity prices in general and the prices of the Index Components in particular.

•	You believe the value of the Index will decrease or will not increase by an amount sufficient to offset the investor fee and the futures execution cost during the term of the ETNs.

•	You are not willing to hold securities that are subject to the issuer redemption right on or after the inception date.

•	You prefer the lower risk and therefore accept the potentially lower returns of fixed income investments with comparable maturities and credit ratings.

•	You seek current income from your investment.

•	You seek a guaranteed return of principal.

What Are the Tax Consequences?

Absent a change in law or an administrative or judicial ruling to the contrary, pursuant to the terms of the ETNs, by purchasing the ETNs you agree to treat the ETNs for all U.S. federal income tax purposes as a pre-paid executory contract with respect to the Index. If the ETNs are so treated, you should generally recognize capital gain or loss upon the sale, early redemption or maturity of your ETNs in an amount equal to the difference between the amount you receive at such time and your tax basis in the ETNs.

The U.S. federal income tax consequences of your investment in the ETNs are uncertain. In the opinion of our counsel, Sullivan & Cromwell LLP, your ETNs should be treated as described above. However, it is possible that the Internal Revenue Service may assert an alternative treatment. Because of this uncertainty, we urge you to consult your own tax advisor as to the tax consequences of your investment in the ETNs.

For a more complete discussion of the U.S. federal income tax consequences of your investment in the ETNs, including possible alternative treatments for your ETNs, see “Material U.S. Federal Income Tax Considerations” below.

Conflicts of Interest

Barclays Capital Inc. is an affiliate of Barclays Bank PLC and, as such, has a “conflict of interest” in this offering within the meaning of NASD Rule 2720, as administered by the Financial Industry Regulatory Authority (“FINRA”). Consequently, this offering is being conducted in compliance with the provisions of Rule 2720 (or any successor rule thereto). For more information, please refer to “Plan of Distribution—Conflict of Interest” in the accompanying prospectus supplement.

Hypothetical Examples

The following examples show how the ETNs would perform in hypothetical circumstances, assuming a starting level of 100.000.

Because the investor fee is calculated and subtracted from the closing indicative value on a daily basis, the net effect of the fee accumulates over time and is subtracted at the rate of 0.75% per year. Similarly, the net effect of the futures execution cost accumulates over time and is subtracted at the rate of 0.10% per year. The figures in these examples use the annualized effect of the investor fee and futures execution cost for convenience.

The hypothetical examples in this section do not take into account the effects of applicable taxes. The after-tax return you receive on your ETNs will depend on the U.S. tax treatment of your ETNs and on your particular circumstances. Accordingly, the after-tax rate of return of your ETNs could be different than the after-tax return of a direct investment in the Index components or the Index.

Figures for year 30 are as of the final valuation date, and figures of each year prior to year 30 represent the hypothetical amount that would be paid upon early redemption at each anniversary of the inception date, assuming that the relevant valuation date for each early redemption occurs on each anniversary of the inception date.

A	B	C	D	E	F	G
Year	Index Level	Annualized Index Return	Yearly Fee	Futures Execution Cost	Total	Closing Indicative Value
A	B	C	C × Previous CINV × 0.75%	C x Previous CINV × 0.10%	Running total of D and E	C × Previous CINV – D-E
0	100.0000	—	—	—	—	$50.0000
1	103.0000	3.00%	$0.3863	$0.0515	$0.4378	$51.0623
2	106.0900	3.00%	$0.3945	$0.0526	$0.4378	$52.1471
3	109.2727	3.00%	$0.4028	$0.0537	$0.8848	$53.2549
4	112.5509	3.00%	$0.4114	$0.0549	$1.3413	$54.3863
5	115.9274	3.00%	$0.4201	$0.0560	$1.8076	$55.5418
6	119.4052	3.00%	$0.4291	$0.0572	$2.2837	$56.7218
7	122.9874	3.00%	$0.4382	$0.0584	$2.7700	$57.9268
8	126.6770	3.00%	$0.4475	$0.0597	$3.2666	$59.1575
9	130.4773	3.00%	$0.4570	$0.0609	$3.7738	$60.4143
10	134.3916	3.00%	$0.4667	$0.0622	$4.2917	$61.6978
11	138.4234	3.00%	$0.4766	$0.0635	$4.8206	$63.0085
12	142.5761	3.00%	$0.4867	$0.0649	$5.3608	$64.3472
13	146.8534	3.00%	$0.4971	$0.0663	$5.9124	$65.7142
14	151.2590	3.00%	$0.5076	$0.0677	$6.4758	$67.1103
15	155.7967	3.00%	$0.5184	$0.0691	$7.0511	$68.5361
16	160.4706	3.00%	$0.5294	$0.0706	$7.6387	$69.9921
17	165.2848	3.00%	$0.5407	$0.0721	$8.2387	$71.4791
18	170.2433	3.00%	$0.5522	$0.0736	$8.8515	$72.9977
19	175.3506	3.00%	$0.5639	$0.0752	$9.4773	$74.5485
20	180.6111	3.00%	$0.5759	$0.0768	$10.1164	$76.1323
21	186.0295	3.00%	$0.5881	$0.0784	$10.7690	$77.7497
22	191.6103	3.00%	$0.6006	$0.0801	$11.4356	$79.4015
23	197.3587	3.00%	$0.6134	$0.0818	$12.1163	$81.0884
24	203.2794	3.00%	$0.6264	$0.0835	$12.8114	$82.8111
25	209.3778	3.00%	$0.6397	$0.0853	$13.5214	$84.5704
26	215.6591	3.00%	$0.6533	$0.0871	$14.2464	$86.3671
27	222.1289	3.00%	$0.6672	$0.0890	$14.9868	$88.2020
28	228.7928	3.00%	$0.6814	$0.0908	$15.7429	$90.0759
29	235.6566	3.00%	$0.6958	$0.0928	$16.5151	$91.9895
30	242.7262	3.00%	$0.7106	$0.0947	$17.3038	$93.9438
			Annualized Index Return			3.00%
			Annualized ETN Return			2.12%

A	B	C	D	E	F	G
Year	Index Level	Annualized Index Return	Yearly Fee	Futures Execution Cost	Total	Closing Indicative Value
A	B	C	C × Previous CINV × 0.75%	C x Previous CINV × 0.10%	Running total of D and E	C × Previous CINV – D-E
0	100.0000	—	—	—	—	$50.0000
1	100.5000	0.50%	$0.3769	$0.0503	$0.4271	$49.8229
2	101.0025	0.50%	$0.3755	$0.0501	$0.8527	$49.6464
3	101.5075	0.50%	$0.3742	$0.0499	$1.2768	$49.4705
4	102.0151	0.50%	$0.3729	$0.0497	$1.6994	$49.2953
5	102.5251	0.50%	$0.3716	$0.0495	$2.1205	$49.1206
6	103.0378	0.50%	$0.3702	$0.0494	$2.5402	$48.9466
7	103.5529	0.50%	$0.3689	$0.0492	$2.9583	$48.7732
8	104.0707	0.50%	$0.3676	$0.0490	$3.3749	$48.6004
9	104.5911	0.50%	$0.3663	$0.0488	$3.7901	$48.4283
10	105.1140	0.50%	$0.3650	$0.0487	$4.2038	$48.2567
11	105.6396	0.50%	$0.3637	$0.0485	$4.6160	$48.0858
12	106.1678	0.50%	$0.3624	$0.0483	$5.0268	$47.9154
13	106.6986	0.50%	$0.3612	$0.0482	$5.4361	$47.7457
14	107.2321	0.50%	$0.3599	$0.0480	$5.8440	$47.5765
15	107.7683	0.50%	$0.3586	$0.0478	$6.2504	$47.4080
16	108.3071	0.50%	$0.3573	$0.0476	$6.6554	$47.2401
17	108.8487	0.50%	$0.3561	$0.0475	$7.0589	$47.0727
18	109.3929	0.50%	$0.3548	$0.0473	$7.4611	$46.9060
19	109.9399	0.50%	$0.3536	$0.0471	$7.8618	$46.7398
20	110.4896	0.50%	$0.3523	$0.0470	$8.2610	$46.5742
21	111.0420	0.50%	$0.3511	$0.0468	$8.6589	$46.4092
22	111.5972	0.50%	$0.3498	$0.0466	$9.0553	$46.2448
23	112.1552	0.50%	$0.3486	$0.0465	$9.4504	$46.0810
24	112.7160	0.50%	$0.3473	$0.0463	$9.8440	$45.9178
25	113.2796	0.50%	$0.3461	$0.0461	$10.2363	$45.7551
26	113.8460	0.50%	$0.3449	$0.0460	$10.6272	$45.5930
27	114.4152	0.50%	$0.3437	$0.0458	$11.0166	$45.4315
28	114.9873	0.50%	$0.3424	$0.0457	$11.4047	$45.2706
29	115.5622	0.50%	$0.3412	$0.0455	$11.7915	$45.1102
30	116.1400	0.50%	$0.3400	$0.0453	$12.1768	$44.9504
			Annualized Index Return			0.50%
			Annualized ETN Return			-0.35%

A	B	C	D	E	F	G
Year	Index Level	Annualized Index Return	Yearly Fee	Futures Execution Cost	Total	Closing Indicative Value
A	B	C	C × Previous CINV × 0.75%	C × Previous CINV × 0.10%	Running total of D and E	C × Previous CINV – D-E
0	100.0000	—	—	—	—	$50.0000
1	103.0000	3.00%	$0.3863	$0.0515	$0.4378	$51.0623
2	106.0900	3.00%	$0.3945	$0.0526	$0.8848	$52.1471
3	109.2727	3.00%	$0.4028	$0.0537	$1.3413	$53.2549
4	112.5509	3.00%	$0.4114	$0.0549	$1.8076	$54.3863
5	115.9274	3.00%	$0.4201	$0.0560	$2.2837	$55.5418
6	119.4052	3.00%	$0.4291	$0.0572	$2.7700	$56.7218
7	122.9874	3.00%	$0.4382	$0.0584	$3.2666	$57.9268
8	126.6770	3.00%	$0.4475	$0.0597	$3.7738	$59.1575
9	130.4773	3.00%	$0.4570	$0.0609	$4.2917	$60.4143
10	134.3916	3.00%	$0.4667	$0.0622	$4.8206	$61.6978
11	138.4234	3.00%	$0.4766	$0.0635	$5.3608	$63.0085
12	142.5761	3.00%	$0.4867	$0.0649	$5.9124	$64.3472
13	146.8534	3.00%	$0.4971	$0.0663	$6.4758	$65.7142
14	151.2590	3.00%	$0.5076	$0.0677	$7.0511	$67.1103
15	155.7967	3.00%	$0.5184	$0.0691	$7.6387	$68.5361
16	151.2590	-2.91%	$0.4990	$0.0665	$8.2042	$65.9743
17	146.8534	-2.91%	$0.4804	$0.0641	$8.7487	$63.5082
18	142.5761	-2.91%	$0.4624	$0.0617	$9.2728	$61.1344
19	138.4234	-2.91%	$0.4452	$0.0594	$9.7773	$58.8493
20	134.3916	-2.91%	$0.4285	$0.0571	$10.2629	$56.6496
21	130.4773	-2.91%	$0.4125	$0.0550	$10.7304	$54.5321
22	126.6770	-2.91%	$0.3971	$0.0529	$11.1805	$52.4938
23	122.9874	-2.91%	$0.3822	$0.0510	$11.6137	$50.5316
24	119.4052	-2.91%	$0.3679	$0.0491	$12.0307	$48.6428
25	115.9274	-2.91%	$0.3542	$0.0472	$12.4321	$46.8246
26	112.5509	-2.91%	$0.3410	$0.0455	$12.8185	$45.0744
27	109.2727	-2.91%	$0.3282	$0.0438	$13.1905	$43.3895
28	106.0900	-2.91%	$0.3159	$0.0421	$13.5486	$41.7677
29	103.0000	-2.91%	$0.3041	$0.0406	$13.8932	$40.2065
30	100.0000	-2.91%	$0.2928	$0.0390	$14.2250	$38.7036
			Annualized Index Return			0.00%
			Annualized ETN Return			-0.85%

RISK FACTORS

The ETNs are unsecured promises of Barclays Bank PLC and are not secured debt. The ETNs are riskier than ordinary unsecured debt securities. The return on the ETNs is linked to the performance of the Index. Investing in the ETNs is not equivalent to investing directly in Index Components or the Index itself. See “The Index” below for more information.

This section describes the most significant risks relating to an investment in the ETNs. We urge you to read the following information about these risks, together with the other information in this pricing supplement and the accompanying prospectus and prospectus supplement, before investing in the ETNs.

Even If the Value of the Index at Maturity or upon Early Redemption Exceeds the Initial Level, You May Receive Less Than the Principal Amount of Your ETNs

Because the investor fee and the futures execution cost reduces the amount of your return at maturity or upon early redemption, the value of the Index must increase significantly in order for you to receive at least the principal amount of your investment at maturity or upon early redemption of your ETNs. Because the investor fee is calculated and subtracted from the closing indicative value on a daily basis, the net effect of the fee accumulates over time and is subtracted at the rate of 0.75% per year. Similarly, the futures execution cost is subtracted from the applicable closing indicative value on a daily basis on each calendar day, and the net effect of the futures execution cost accumulates over time and is subtracted at the rate of 0.10% per year. Therefore, if the value of the Index decreases or does not increase sufficiently to offset the investor fee and the futures execution cost, you will receive less than the principal amount of your investment at maturity or upon early redemption of your ETNs.

You Will Not Benefit from Any Increase in the Value of the Index If Such Increase Is Not Reflected in the Value of the Index on the Applicable Valuation Date

If the Index does not increase by an amount sufficient to offset the investor fee and the futures execution cost between the inception date and the applicable valuation date (including the final valuation date), we will pay you less than the principal amount of your ETNs at maturity or upon early redemption. This will be true even if the value of the Index as of some date or dates prior to the applicable valuation date would have been sufficiently high to offset the investor fee and futures execution cost.

The Barclays Pure Beta Series 2 Methodology May Produce Returns that Underperform the Reference Index

The Index is a proprietary index designed to reflect the total returns available through the application of the Barclays Pure Beta Series 2 Methodology to exchange-traded futures contracts for a basket of physical commodities corresponding to the commodities included in the Reference Index. Although the Barclays Pure Beta Series 2 Methodology seeks to mitigate distortions in the commodities markets associated with investment flows and supply distortions, there can be no guarantee that the Barclays Pure Beta Series 2 Methodology will succeed in these objectives. If the Barclays Pure Beta Series 2 Methodology does not succeed in these objectives, then an investment in the ETNs may underperform compared to a corresponding investment in instruments linked to the Reference Index, possibly by a substantial margin.

The Barclays Pure Beta Series 2 Methodology May Result in Allocation to Index Components that Increase Negative Roll Yields

Unlike traditional commodity indices, which roll into futures contracts that are nearest to expiration (and that meet the relevant index’s rolling criteria), the futures contracts underlying the Index may be rolled into futures contracts with more distant expiration dates, as selected by the Barclays Pure Beta Series 2 Methodology. The Barclays Pure Beta Series 2 Methodology may result in the selection of a longer-dated futures contract that results in negative roll yield when that futures contract is rolled, even if positive roll yield or less negative roll yield would have resulted by investing in and rolling into futures contracts with a nearer expiration. If this were to occur, your investment in the ETNs may underperform compared to a corresponding investment in instruments linked to traditional commodity indices or linked to the Reference Index.

The Intra-month Daily Weightings of the Commodities Underlying the Index may Diverge Substantially from the Daily Weightings of The Commodities Underlying the Reference Index

As described in the section entitled “The Index—Rebalancing of the Index Commodities in the Index”, the relative weightings of each of the Index Commodities underlying the Index are adjusted during the monthly Roll Period to approximate closely the relative weightings of the corresponding Index Commodities in the Reference Index. As the target weights for the Index Commodities in the Index for purposes of this rebalancing are determined immediately preceding each Roll Period and are based on estimates of the expected weights of the Index Commodities of the Reference Index immediately subsequent to the Roll Period, the actual weights of the Index Commodities underlying the Index and the Reference Index will in most cases differ immediately following the Roll Period, although such differences are not expected to be material. Additionally, as the Index and the Reference Index may be linked to futures contracts with different delivery months, the intra-month relative weightings of the Index Commodities underlying the Index and the Reference Index may differ, perhaps substantially, as a result of the relative price performance of the relevant futures contracts. A significant divergence in weightings between the Index and the Reference Index may adversely impact the level of the Index, or its level relative to that of the Reference Index, and the value of the ETNs.

There Are Restrictions on the Minimum Number of ETNs You May Redeem and on the Dates on Which You May Redeem Them

You must redeem at least 50,000 ETNs at one time in order to exercise your right to redeem your ETNs on any redemption date. You may only redeem your ETNs on a redemption date if we receive a notice of holder redemption from you by no later than 4:00 p.m., New York City time, and a confirmation of holder redemption by no later than 5:00 p.m., New York City time, on the business day prior to the applicable valuation date. If we do not receive your notice of holder redemption by 4:00 p.m., New York City time, or your confirmation of holder redemption by 5:00 p.m., New York City time, on the business day prior to the applicable valuation date, your notice will not be effective and we will not redeem your ETNs on the applicable redemption date. Your notice of holder redemption and confirmation of holder redemption will not be effective until we confirm receipt. See “Specific Terms of the ETNs—Redemption Procedures” for more information.

We May Redeem the ETNs at Any Time on or after the Inception Date

We have the right to redeem or “call” the ETNs (in whole but not in part) at our sole discretion without your consent on any trading day on or after the inception date until and including maturity. If we elect to redeem the ETNs, we will deliver written notice of such election to redeem to the holders of the ETNs not less than ten calendar days prior to the redemption date specified by us in such notice. In this scenario, the ETNs will be redeemed on the date specified by us in the issuer redemption notice, but in no event prior to the tenth calendar day following the date on which we deliver such notice.

If we exercise our right to redeem the ETNs, the payment you receive may be less than the payment that you would have otherwise been entitled to receive at maturity, and you may not be able to reinvest any amounts received on the redemption date in a comparable investment. Our right to redeem the ETNs may also adversely impact your ability to sell your ETNs, and/or the price at which you may be able to sell your ETNs, following delivery of the issuer redemption notice.

The Market Value of the ETNs May Be Influenced by Many Unpredictable Factors, Including Volatile Commodities Prices

The market value of your ETNs may fluctuate between the date you purchase them and the applicable valuation date. You may also sustain a significant loss if you sell the ETNs in the secondary market. Several factors, many of which are beyond our control, will influence the market value of the ETNs. We expect that generally the value of the Index Components and the Index will affect the market value of the ETNs more than any other factor. Other factors that may influence the market value of the ETNs include:

•	prevailing prices for the commodities underlying the Index Components;

•	the time remaining to the maturity of the ETNs;

•	supply and demand for the ETNs, including inventory positions with Barclays Capital Inc. or any market maker;

•	economic, financial, political, regulatory, geographical, biological, or judicial events that affect the level of the Index or the market price of the Index Components;

•	the general interest rate environment; or

•	the creditworthiness of Barclays Bank PLC.

These factors interrelate in complex ways, and the effect of one factor on the market value of your ETNs may offset or enhance the effect of another factor.

Suspension or Disruption of Market Trading in Commodities and Related Futures or Forwards May Adversely Affect the Value of Your ETNs

The markets trading futures and forward contracts on commodities, including the Index Components, are subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators and government regulation and intervention. In addition, U.S. futures exchanges and some foreign exchanges have regulations that limit the amount of fluctuation in some futures contract prices that may occur during a single business day. These limits are generally referred to as “daily price fluctuation limits” and the maximum or minimum price of a contract on any given day as a result of these limits is referred to as a “limit price”. Once the limit price has been reached in a particular contract, no trades may be made at a price beyond the limit, or trading may be limited for a set period of time. Limit prices have the effect of precluding trading in a particular contract or forcing the liquidation of contracts at potentially disadvantageous times or prices. These circumstances could adversely affect the value of the Index and, therefore, the value of your ETNs.

Future Prices of the Index Components That Are Different Relative to Their Current Prices May Result in a Reduced Amount Payable at Maturity or Upon Early Redemption

The Index is composed of commodity futures contracts rather than physical commodities. Unlike equities, which typically entitle the holder to a continuing stake in a corporation, commodity futures contracts normally specify a certain date for delivery of the underlying physical commodity. As the exchange-traded futures contracts that comprise the Index approach expiration, they are replaced by similar contracts that have a later expiration. Thus, for example, a futures contract purchased and held in August may specify an October expiration. As time passes, the contract expiring in October may be replaced by a contract for delivery in November. This process is referred to as “rolling”. If the market for these contracts is (putting aside other considerations) in “backwardation”, which means that the prices are lower in the distant delivery months than in the nearer delivery months, the sale of the October contract would take place at a price that is higher than the price of the November contract, thereby creating a “roll yield”. The actual realization of a potential roll yield will be dependent upon the level of the related spot price relative to the unwind price of the commodity futures contract at the time of sale of the contract. While many of the contracts included in the Index have historically exhibited consistent periods of backwardation, backwardation will most likely not exist at all times. Moreover, certain of the commodities reflected in the Index have historically traded in “contango” markets. Contango markets are those in which the prices of contracts are higher in the distant delivery months than in the nearer delivery months. The absence of backwardation in the commodity markets could result in negative “roll yields”, which could adversely affect the value of the Index and, accordingly, decrease the payment you receive at maturity or upon early redemption.

Changes in Law or Regulation Relating to Commodities Futures Contracts May Adversely Affect the Market Value of the ETNs and the Amounts Payable on Your ETNs.

The commodities futures contracts that underlie the Index are subject to legal and regulatory regimes that are in the process of changing in the United States and, in some cases, in other countries. The Dodd-Frank Wall Street Reform and Consumer Protection Act, commonly known as the “Dodd-Frank Act”, provides for substantial changes in the regulation of the futures and over-the-counter derivatives markets. Among other things, the Dodd-Frank Act is intended to limit speculation and increase transparency in the commodity markets and regulate the over-

the-counter derivatives markets. The legislation requires regulators, including the Commodity Futures Trading Commission (the “CFTC”), to adopt rules on a variety of issues and certain provisions of the legislation have not yet become effective, pending the effective dates of such rules and, in some cases, the adoption of additional rules. Therefore, the Dodd-Frank regulatory scheme has not yet been fully implemented, although certain requirements, including registration and reporting requirements, as well as centralized clearing requirements for certain products and market participants, are in effect. However, the ultimate impact of the regulations on the markets and market participants cannot yet be determined.

Among other things, the legislation requires that most over-the-counter transactions be executed on organized, regulated exchanges or facilities and be cleared through regulated clearing houses, and requires registration of, and imposes regulations on, swap dealers and major swap participants. The legislation also authorizes the CFTC to adopt rules with respect to the establishment of limits on futures and swap positions that are not entered into or maintained for “bona fide” hedging purposes, as defined in the legislation, and the CFTC had previously adopted such rules. The legislation also requires the CFTC to apply its position limits across the futures positions held by a market participant on any exchange or trading facility, together with its positions in swaps that are “economically equivalent” to the specified exchange-traded futures that are subject to the position limits. The enactment of the legislation, and the CFTC’s adoption of rules on position limits, could limit the extent to which entities can enter into transactions in exchange-traded futures contracts as well as related swaps and could make participation in the markets more burdensome and expensive. Any such limitations could restrict or prevent our ability to hedge our obligations under the ETNs. Industry trade groups filed a lawsuit against the CFTC challenging the rules adopted by the CFTC on position limits. On September 28, 2012, the U.S. District Court for the District of Columbia granted a summary judgment motion in favor of the industry trade groups that vacated and remanded the position limit rules adopted by the CFTC. However, the CFTC may contest this ruling. If the ruling is reversed, the proposed position limits may become effective in the future. In addition, if the ruling is not reversed, the CFTC will promulgate further rules, which may be similar to the rules previously adopted. The rules ultimately adopted by the CFTC will likely limit transactions in the futures and over-the-counter derivative markets and could substantially reduce liquidity and increase market volatility in commodities futures contracts underlying the Index. This could, in turn, adversely affect the prices of such contracts and, in turn, the market value of the ETNs and the amounts payable on the ETNs at maturity or upon redemption. In addition, other parts of the legislation, by increasing regulation of, and imposing additional costs on, swap transactions, could reduce trading in the swap market and therefore in the futures markets, which would further restrict liquidity, increase volatility and adversely affect prices, which could, in turn, adversely affect the value of the Index.

Other regulatory organizations have proposed, and in the future may propose, further reforms similar to those enacted by the Dodd-Frank Act or other legislation which could have an adverse impact on the liquidity and depth of the commodities, futures and derivatives markets. For example, the European Commission (the “EC”) recently published a proposal developed by the European Securities and Markets Authority (“ESMA”), which updates the Markets in Financial Instruments Directive, commonly known as “MiFID II,” and the Markets in Financial Instruments Regulation, commonly known as “MiFIR.” The scope of the final regulations and the degree to which member states will be allowed discretion in implementing the directive is yet to be seen. If these regulations are adopted, including, for example, regulations requiring position limits, they could substantially reduce liquidity and increase volatility in commodities futures contracts such as those underlying the Index, which could adversely affect the prices of such contracts and, in turn, the market value of the ETNs or the amounts payable on the ETNs at maturity or upon redemption. The European Commission has also adopted the European Market Infrastructure Regulation (“EMIR”), which requires many over-the-counter derivatives to be centrally cleared and, together with technical standards published and to be published by ESMA, will establish margin and capital requirements for non-centrally cleared over-the-counter derivatives. There exists potential for inconsistency between regulations issued by the CFTC and technical standards adopted under EMIR, which could lead to market fragmentation.

Concentration Risks Associated with the Index May Adversely Affect the Value of the ETNs

Because the ETNs are linked to the Index, which is comprised of futures contracts on physical commodities, they will be less diversified than other funds, investment portfolios or indices investing in or tracking a broader range of products and, therefore, could experience greater volatility. You should be aware, in particular, that other commodities indices may be more diversified in terms of both the number of and variety of futures contracts on commodities than the Index. Your investment may carry risks similar to a concentrated securities investment in a limited number of industries or sectors.

The Index May in the Future Include Contracts That Are Not Traded on Regulated Futures Exchanges

The Index is currently based solely on futures contracts traded on regulated futures exchanges (referred to in the United States as “designated contract markets”). However, the Index may in the future include over-the-counter contracts (such as swaps and forward contracts) traded on trading facilities that are subject to lesser degrees of regulation or, in some cases, no substantive regulation. As a result, trading in such contracts, and the manner in which prices and volumes are reported by the relevant trading facilities, may not be subject to the provisions of, and the protections afforded by, the U.S. Commodity Exchange Act of 1936, or other applicable statutes and related regulations, that govern trading on regulated U.S. futures exchanges, or similar statutes and regulations that govern trading on regulated U.K. futures exchanges. In addition, many electronic trading facilities have only recently initiated trading and do not have significant trading histories. As a result, the trading of contracts on such facilities, and the inclusion of such contracts in the Index, may be subject to certain risks not presented by U.S. or U.K. exchange-traded futures contracts, including risks related to the liquidity and price histories of the relevant contracts.

Prices of the Index Components May Change Unpredictably, Affecting the Value of the Index and the Value of Your ETNs in Unforeseeable Ways

Trading in futures contracts on physical commodities, including trading in the index components, is speculative and can be extremely volatile. Market prices of the Index Components may fluctuate rapidly based on numerous factors, including: changes in supply and demand relationships (whether actual, perceived, anticipated, unanticipated or unrealized); weather; agriculture; trade; fiscal, monetary and exchange control programs; domestic and foreign political and economic events and policies; disease; pestilence; technological developments; changes in interest rates, whether through governmental action or market movements; and monetary and other governmental policies, action and inaction. The current or “spot” prices of the underlying physical commodities may also affect, in a volatile and inconsistent manner, the prices of futures contracts in respect of the relevant commodity. These factors may affect the value of the Index and therefore the value of your ETNs in varying ways, and different factors may cause the prices of Index Components, and the volatilities of their prices, to move in inconsistent directions at inconsistent rates.

Supply of and Demand for Physical Commodities Tends to be Particularly Concentrated, So Prices Are Likely to Be Volatile

The prices of physical commodities, including the commodities underlying Index Components, can fluctuate widely due to supply and demand disruptions in major producing or consuming regions or industries.

Certain commodities are used primarily in one industry, and fluctuations in levels of activity in (or the availability of alternative resources to) one industry may have a disproportionate effect on global demand for a particular commodity. Moreover, recent growth in industrial production and gross domestic product has made China and other developing nations oversized users of commodities and has increased the extent to which certain commodities rely on the those markets. Political, economic and other developments that affect those countries may affect the value of the commodities underlying the Index Components and, thus, the value of the ETNs.

In addition, because certain of the commodities underlying Index Components may be produced in a limited number of countries and may be controlled by a small number of producers, political, economic and supply-related events in such countries or with such produces could have a disproportionate impact on the prices of such commodities and therefore the value of the ETNs.

Historical Values of the Index or Any Index Component Should Not Be Taken as an Indication of the Future Performance of the Index During the Term of the ETNs

The actual performance of the Index or any Index Component over the term of the ETNs, as well as the amount payable at maturity or upon early redemption, may bear little relation to the historical values of the Index or the Index Components, which have been highly volatile.

Changes in the Treasury Bill Rate of Interest May Affect the Value of the Index and the ETNs

Because the value of the Index is linked, in part, to the Treasury Bill rate of interest that could be earned on cash collateral invested in specified Treasury Bills, changes in the Treasury Bill rate of interest may affect the amount payable on the ETNs at maturity or upon early redemption and, therefore, the market value of the ETNs. Assuming the trading prices of the Index Components to which the ETNs are linked remain constant, an increase in the Treasury Bill rate of interest will increase the value of the Index and, therefore, the value of the ETNs. A decrease in the Treasury Bill rate of interest will adversely impact the value of the Index and, therefore, the value of the ETNs.

Changes in Our Credit Ratings May Affect the Market Value of Your ETNs

Our credit ratings are an assessment of our ability to pay our obligations, including those on the ETNs. Consequently, actual or anticipated changes in our credit ratings may affect the market value of your ETNs. However, because the return on your ETNs is dependent upon certain factors in addition to our ability to pay our obligations on your ETNs, an improvement in our credit ratings will not reduce the other investment risks related to your ETNs.

You Will Not Receive Interest Payments on the ETNs or Have Rights in the Index Components

You will not receive any periodic interest payments on the ETNs. As an owner of the ETNs, you will not have rights that investors in the Index Components may have. Your ETNs will be paid in cash, and you will have no right to receive delivery of any Index Components or commodities underlying the Index Components.

There May Not Be an Active Trading Market in the ETNs; Sales in the Secondary Market May Result in Significant Losses

Although we have listed the ETNs on NYSE Arca, a trading market for the ETNs may not exist at any time. Even if there is a secondary market for the ETNs, it may not provide enough liquidity to trade or sell your ETNs easily. In addition, although certain affiliates of Barclays Bank PLC may engage in limited purchase and resale transactions in the ETNs, they are not required to do so, and if they decide to engage in such transactions, they may stop at any time. We are not required to maintain any listing of the ETNs on any securities exchange.

Trading and Other Transactions by Barclays Bank PLC or Its Affiliates in Instruments Linked to the Index or Index Components May Impair the Market Value of the ETNs

As described in the section entitled “Use of Proceeds and Hedging” in this pricing supplement, we or one or more of our affiliates may hedge our obligations under the ETNs by purchasing Index Components (including the underlying physical commodities), futures or options on Index Components, the Reference Index or the Index, or other derivative instruments with returns linked to the performance of Index Components, the Reference Index or the Index, and we may adjust these hedges by, among other things, purchasing or selling any of the foregoing. Although they are not expected to, any of these hedging activities may adversely affect the market price of Index Components and the value of the Index and, therefore, the market value of the ETNs. It is possible that we or one or more of our affiliates could receive substantial returns from these hedging activities while the market value of the ETNs declines.

We or one or more of our affiliates may also engage in trading in Index Components, futures or options on Index Components, the physical commodities underlying the Index Components or the Index, and other investments relating to Index Components, the Reference Index or the Index on a regular basis as part of our general broker-dealer and other businesses, for proprietary accounts, for other accounts under management or to facilitate transactions for customers. Any of these activities could adversely affect the market price of the Index Components or the value of the Index and, therefore, the market value of the ETNs. We or one or more of our affiliates may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to changes in the performance of any of the foregoing. By introducing competing products into the marketplace in this manner, we or one or more of our affiliates could adversely affect the market value of the ETNs. With respect to any of the activities described above, neither Barclays Bank PLC nor its affiliates has any obligation to take the needs of any buyer, seller or holder of the ETNs into consideration at any time.

The Liquidity of the Market for the ETNs May Vary Materially Over Time

As stated on the cover of this pricing supplement, we sold a portion of the ETNs on the inception date, and the remainder of the ETNs may be offered and sold from time to time through Barclays Capital Inc., our affiliate, as agent. Also, the number of ETNs outstanding or held by persons other than our affiliates could be reduced at any time due to holder redemptions of the ETNs. Accordingly, the liquidity of the market for the ETNs could vary materially over the term of the ETNs. While you may elect to redeem your ETNs prior to maturity, holder redemption is subject to the conditions and procedures described elsewhere in this pricing supplement, including the condition that you must redeem at least 50,000 ETNs at one time in order to exercise your right to redeem your ETNs on any redemption date.

Our Business Activities May Create Conflicts of Interest

We and our affiliates expect to play a variety of roles in connection with the issuance of the ETNs. As noted above, we and our affiliates expect to engage in trading activities related to the Index Components (including the underlying physical commodities), futures or options on Index Components, the Reference Index or the Index, or other derivative instruments with returns linked to the performance of Index Components, the Reference Index or the Index that are not for the account of holders of the ETNs or on their behalf. These trading activities may present a conflict between the holders’ interest in the ETNs and the interests that we and our affiliates will have in our and our affiliates’ proprietary accounts, in facilitating transactions, including options and other derivatives transactions, for our and our affiliates’ customers and in accounts under our and our affiliates’ management. These trading activities, if they influence the value of the Index, could be adverse to the interests of the holders of the ETNs. Moreover, we and our affiliates have published and in the future expect to publish research reports with respect to some or all of the commodities underlying the Index Components and commodities generally. This research is modified from time to time without notice and may express opinions or provide recommendations that are inconsistent with purchasing or holding the ETNs. The research should not be viewed as a recommendation or endorsement of the ETNs in any way and investors must make their own independent investigation of the merits of this investment. Any of these activities by us, Barclays Capital Inc. or our other affiliates may affect the market price of the Index Components and the value of the Index and, therefore, the market value of the ETNs. With respect to any of the activities described above, neither Barclays Bank PLC nor its affiliates has any obligation to take the needs of any buyer, seller or holder of the ETNs into consideration at any time.

As Index Sponsor, Barclays Bank PLC Will Have the Authority to Make Determinations That Could Materially Affect the ETNs in Various Ways and Create Conflicts of Interest

Barclays Bank PLC is the index sponsor. The index sponsor is responsible for the composition, calculation and maintenance of the Index. As discussed in “Specific Terms of the ETNs—Discontinuance or Modification of the Index” in this pricing supplement, the index sponsor has the discretion in a number of circumstances to make judgments and take actions in connection with the composition, calculation and maintenance of the Index, and any such judgments or actions may adversely affect the value of the ETNs.

The role played by the index sponsor, and the exercise of the kinds of discretion described above and in “Specific Terms of the ETNs—Discontinuance or Modification of the Index” could present it with significant conflicts of interest in light of the fact that Barclays Bank PLC is the issuer of the ETNs. The index sponsor has no obligation to take the needs of any buyer, seller or holder of the ETNs into consideration at any time.

The Policies of the Index Sponsor and Changes That Affect the Composition and Valuation of the Index or the Index Components Could Affect the Amount Payable on the ETNs and Their Market Value

The policies of the index sponsor concerning the calculation of the level of the Index, additions, deletions or substitutions of Index Components and the manner in which changes affecting the Index Components are reflected in the Index could affect the value of the Index and, therefore, the amount payable on the ETNs at maturity or upon early redemption and the market value of the ETNs prior to maturity.

The mechanisms included in the Index, the related Index Components and the weighting of the Index Components may be changed from time to time in accordance with the Index’s methodology. In addition, the index sponsor, with the approval of the Index Committee, may modify the methodology for determining the composition and weighting of the Index in order to assure that the Index represents an adequate measure of market performance or for other reasons, or for calculating the value of the Index. The index sponsor may also discontinue or suspend calculation or publication of the Index, in which case it may become difficult to determine the market value of the Index. Any such changes could adversely affect the value of your ETNs.

There Are Potential Conflicts of Interest Between You and the Calculation Agent

Currently, Barclays Bank PLC serves as the calculation agent. The calculation agent will, among other things, decide the amount of the return paid out to you on the ETNs at maturity or upon early redemption. For a more detailed description of the calculation agent’s role, see “Specific Terms of the ETNs—Role of Calculation Agent” in this pricing supplement.

If the index sponsor were to discontinue or suspend calculation or publication of the Index, it may become difficult to determine the market value of the ETNs. If events such as these occur, or if the value of the Index is not available or cannot be calculated because of a market disruption event or for any other reason, the calculation agent may be required to make a good faith estimate in its sole discretion of the value of the Index. The circumstances in which the calculation agent will be required to make such a determination are described more fully under “Specific Terms of the ETNs—Role of Calculation Agent” in this pricing supplement.

The calculation agent will exercise its judgment when performing its functions. For example, the calculation agent may have to determine whether a market disruption event affecting the Index has occurred or is continuing on a valuation date, including the final valuation date. This determination may, in turn, depend on the calculation agent’s judgment as to whether the event has materially interfered with our ability to unwind our or our affiliates’ hedge positions. Since these determinations by the calculation agent may affect the market value of the ETNs, the calculation agent may have a conflict of interest if it needs to make any such decision.

If a Market Disruption Event Has Occurred or Exists on a Valuation Date, the Calculation Agent Can Postpone the Determination of the Closing Indicative Value or the Maturity Date or a Redemption Date

The determination of the closing indicative value on a valuation date, including the final valuation date, may be postponed if the calculation agent determines that a market disruption event has occurred or is continuing on such valuation date. If such a postponement occurs, the Index Components unaffected by the market disruption event shall be determined on the scheduled valuation date and the value of the affected Index Component shall be determined using the closing value of the affected Index Component on the first trading day after that day on which no market disruption event occurs or is continuing. In no event, however, will a valuation date for the ETNs be postponed by more than five trading days. As a result, the maturity date or a redemption date (in the case of either holder redemption or issuer redemption) for the ETNs could also be postponed, although not by more than five trading days. If a valuation date is postponed until the fifth trading day following the scheduled valuation date but a market disruption event occurs or is continuing on such day, that day will nevertheless be the valuation date and the calculation agent will make a good faith estimate in its sole discretion of the value of the Index for such day. See “Specific Terms of the ETNs—Market Disruption Event” in this pricing supplement.

Postponement of a Valuation Date May Result in a Reduced Amount Payable at Maturity or Upon Early Redemption

As the payment at maturity or upon early redemption is a function of, among other things, the applicable daily index commodity return on the final valuation date or applicable valuation date, as the case may be, the postponement of any valuation date may result in the application of a different applicable daily index commodity return and, accordingly, decrease the payment you receive at maturity or upon early redemption.

The Tax Consequences Are Uncertain

The U.S. federal income tax treatment of the ETNs is uncertain and the Internal Revenue Service could assert that the ETNs should be taxed in a manner that is different than described in this pricing supplement. As discussed further below, the Internal Revenue Service issued a notice in 2007 indicating that it and the Treasury Department are actively considering whether, among other issues, you should be required to accrue interest over the term of an instrument such as the ETNs and whether all or part of the gain you may recognize upon the sale, early redemption or maturity of an instrument such as the ETNs should be treated as ordinary income. Similarly, the Internal Revenue Service and the Treasury Department have current projects open with regard to the tax treatment of pre-paid forward contracts and contingent notional principal contracts. While it is impossible to anticipate how any ultimate guidance would affect the tax treatment of instruments such as the ETNs (and while any such guidance may be issued on a prospective basis only), such guidance could be applied retroactively and could in any case increase the likelihood that you will be required to accrue income over the term of an instrument such as the ETNs even though you will not receive any payments with respect to the ETNs until maturity. The outcome of this process is uncertain. Similarly, in 2007, legislation was introduced in Congress that, if enacted, would have required holders that acquired instruments such as the ETNs after the bill was enacted to accrue interest income on a current basis. It is not possible to predict whether a similar or identical bill will be enacted in the future, or whether any such bill would affect the tax treatment of your ETNs.

Moreover, it is possible that the Internal Revenue Service could seek to tax your ETNs by reference to your deemed ownership of the underlying assets that comprise the Index. In such a case, it is possible that Section 1256 of the Internal Revenue Code could apply to your ETNs, in which case any gain or loss that you recognize with respect to the ETNs that is attributable to the regulated futures contracts represented in the Index could be treated as 60% long-term capital gain or loss and 40% short-term capital gain or loss, without regard to your holding period in the ETNs. You would also be required to mark any regulated futures contracts in the Index to market at the end of each taxable year (i.e., recognize gain or loss as if the relevant portion of your ETNs had been sold for fair market value). Under this alternative treatment, you could also be required to (i) currently recognize gain or loss, at least some of which could be short-term capital gain or loss, each time the Index rebalances or each time a futures contract tracked by the Index rolls, and (ii) accrue ordinary interest income in respect of the notional interest component of your ETNs on a current basis.

For a discussion of the U.S. federal income tax treatment applicable to your ETNs as well as other potential alternative characterizations for your ETNs, please see the discussion under “Material U.S. Federal Income Tax Considerations” below. You should consult your tax advisor as to the possible alternative treatments in respect of the ETNs.

THE INDEX

The Index is designed to give investors exposure to total returns of the underlying physical commodities (each an “Index Commodity”), while mitigating the effects of certain distortions in the commodity markets on such returns through the application of the Barclays Pure Beta Series 2 Methodology. The Index is comprised of a basket of exchange traded futures contracts for the same commodities that are included in the Reference Index, as adjusted from time to time.

As described further in the section entitled “The Commodities Futures Markets” below, futures contracts are, by their terms, subject to expiration and investors seeking to maintain exposure to a particular futures contract are required to close out their position in the expiring futures contract and establish a new position in a futures contract with a later expiry date, a process referred to as “rolling”. Traditional commodity indices, such as the Reference Index, generally roll into the “next nearby” futures contract (or the contract closest to expiration that satisfies such indices’ pre-determined roll schedule). As a result, the next nearby futures contract may be subject to market speculation, which may affect the price of such futures contract. In addition, supply disruptions in the market for the given commodity may affect the price of the next nearby futures contract for that commodity more significantly than prices for futures contracts expiring in later months. The Pure Beta Series 2 Methodology seeks to mitigate the potential effect of these investment flow and supply disruption distortions by allowing the Index to roll into one of a series of futures contracts for the relevant underlying commodity with more distant expirations, selected using certain rules-based allocation criteria described below. Through the application of the Pure Beta Series 2 Methodology, the Index thus seeks to provide returns that are more representative of the price performance of the underlying Index Commodities than those that are available through the traditional commodity indices.

In addition, the rolling process described above generates “roll yield”. When contracts with more distant expiration dates are priced higher than contracts with earlier expiration dates, the commodity markets are in “contango” and rolling the futures contract may result in a loss that is referred to as a “negative roll yield”. When the opposite is true, the commodity markets are in “backwardation” and rolling the futures contract may result in a gain that is referred to as “positive roll yield”. Because the Index may roll into more distant contract expirations, it offers the potential to reduce negative roll yield.

The Commodity Futures Markets

Futures contracts on physical commodities and commodity indices are traded on regulated futures exchanges, and physical commodities and other derivatives on physical commodities and commodity indices are traded in the over-the-counter market and through various types of physical and electronic trading facilities and markets. At present, all of the contracts reflected in the Index are exchange-traded futures contracts. An exchange-traded futures contract provides for the purchase and sale of a specified type and quantity of a commodity or financial instrument during a stated delivery month for a fixed price. A futures contract on an index of commodities provides for the payment and receipt of cash based on the level of the index at settlement or liquidation of the contract. A futures contract provides for a specified settlement month in which the cash settlement is made or in which the commodity or financial instrument is to be delivered by the seller (whose position is therefore described as “short”) and acquired by the purchaser (whose position is therefore described as “long”).

There is no purchase price paid or received on the purchase or sale of a futures contract. Instead, an amount of cash or cash equivalents must be deposited with the broker as “initial margin”. This amount varies based on the requirements imposed by the exchange clearing houses, but may be lower than 5% of the notional value of the contract. This margin deposit provides collateral for the obligations of the parties to the futures contract.

By depositing margin, which may vary in form depending on the exchange, with the clearing house or broker involved, a market participant may be able to earn interest on the cash or cash equivalents constituting its margin deposit, thereby increasing the total return that it may realize from an investment in futures contracts. The market participant normally makes to, and receives from, the broker subsequent daily margin payments as the price of the futures contract fluctuates. These payments are called “variation margin” and are made as the existing positions in the futures contract become more or less valuable, a process known as “marking to the market”. Futures contracts are traded on organized exchanges, known as “designated contract markets” in the United States. At any time prior to the expiration of a futures contract, subject to the availability of a liquid secondary market, a market participant may elect to close out its position by taking an opposite position on the exchange on which the market participant obtained its position. This operates to terminate the position and fix the market participant’s profit or loss.

Futures contracts are cleared through the facilities of a centralized clearing house and a brokerage firm, referred to as a “futures commission merchant”, which is a member of the clearing house. The clearing house guarantees the performance of each clearing member that is a party to a futures contract by, in effect, taking the opposite side of the transaction. Clearing houses do not guarantee the performance by clearing members of their obligations to their customers.

Unlike equity securities, futures contracts, by their terms, have stated expirations and, at a specified point in time prior to expiration, trading in a futures contract for the current delivery month will cease. As a result, a market participant wishing to maintain its exposure to a futures contract on a particular commodity must close out its position in the expiring contract (the “nearby futures contract”) and establish a new position in a contract with a later-dated delivery month, a process referred to as “rolling”. For example, a market participant with a long position in November crude oil futures that wishes to maintain a position in the nearest delivery month may, as the November contract nears expiration, sell November futures, which serves to close out the existing long position, and buy December futures. This would “roll” the November position into a December position, and, when the November contract expires, the market participant would still have a long position in the first nearby delivery month.

Traditional commodity indices generally roll into the futures contract expiring in the next nearest delivery month (or the contract closest to expiration that satisfies such indices’ pre-determined roll schedule) (each such contract, the “next nearby futures contract”). However, in the case of the Index (as described further under the section entitled “The Index—Contract Selection using the Pure Beta Series 2 Methodology” below), the new contract that is selected each month might be any of a number of longer-dated futures contracts, and not necessarily the contract with the next nearest delivery month.

Roll yield is generated as a result of holding futures contracts. When longer-dated contracts are priced lower than the nearer contract and spot prices, the market is in “backwardation”, and positive roll yield may be generated when higher-priced near-term futures contracts are “sold” to “buy” and hold lower priced longer-dated contracts. When the opposite is true and longer-dated contracts are priced higher than the nearer contracts and spot prices, the market is in “contango”, and negative roll yields may result from the “sale” of lower priced near-term futures contracts to “buy” and hold higher priced longer-dated contracts.

Futures exchanges and clearing houses in the United States are subject to regulation by the Commodities Futures Trading Commission. Exchanges may adopt rules and take other actions that affect trading, including imposing speculative position limits, maximum price fluctuations and trading halts and suspensions and requiring liquidation of contracts in certain circumstances. Futures markets outside the United States are generally subject to regulation by comparable regulatory authorities. The structure and nature of trading on non-U.S. exchanges, however, may differ from this description.

The Reference Index

The Reference Index is a related index of the S&P GSCI® Commodity Index (the “S&P GSCI”). Disclosure in this section relating to the methodology for compiling the S&P GSCI accordingly relates as well to the methodology of compiling the Reference Index. The section “—S&P GSCI® Total Return Index” describes the features of the Index that differ from the S&P GSCI.

The S&P GSCI is an index based on a production-weighted basket of futures contracts on physical commodities traded on trading facilities in countries that are members of the Organization for Economic Cooperation and Development (“OECD”). The S&P GSCI is designed to be a measure of the performance over time of the markets for these commodities. The only commodities represented in the S&P GSCI are those physical commodities on which active and liquid contracts are traded on trading facilities in countries that are members of the OECD. The commodities represented in the S&P GSCI are weighted, on a production basis, to reflect their relative significance (in the view of S&P Dow Jones Indices, in consultation with the Index Committee, which is described below) to the world economy. The fluctuations in the value of the S&P GSCI are intended generally to correlate with changes in the prices of such physical commodities in global markets. The value of the S&P GSCI has been normalized such that its hypothetical level on January 2, 1970 was 100.

The contracts to be included in the S&P GSCI at any given time must satisfy several sets of eligibility criteria established by S&P Dow Jones Indices. First, S&P Dow Jones Indices identifies those contracts that meet the general criteria for eligibility. Second, the contract volume and weight requirements are applied and the number of contracts is determined, which serves to reduce the list of eligible contracts. At that point, the list of designated contracts for the relevant period is complete. The composition of the S&P GSCI is also reviewed on a monthly basis by S&P Dow Jones Indices.

Set forth below is a summary of the composition of and the methodology used to calculate the S&P GSCI. The methodology for determining the composition and weighting of the S&P GSCI and for calculating its value is subject to modification in a manner consistent with the purposes of the S&P GSCI. S&P Dow Jones Indices makes the official calculations of the S&P GSCI.

The Index Committee and the S&P GSCI Index Advisory Panel

S&P Dow Jones Indices has established an index committee (the “Index Committee”) to oversee the daily management and operations of the S&P GSCI, and is responsible for all analytical methods and calculation in the indices. At each meeting, the Index Committee reviews any issues that may affect the components of the S&P GSCI, statistics comparing its composition to the market, commodities being considered for addition and any significant market events. In addition, the Index Committee may revise index policy covering rules for selecting commodities, or other matters. S&P Dow Jones Indices considers information about changes to the indices and related matters to be potentially market moving and material. Therefore, all Index Committee discussions are confidential. All references to methodology related decisions made by S&P Dow Jones Indices in this pricing supplement represent decisions made by the Index Committee.

S&P Dow Jones Indices has also established an S&P GSCI Index Advisory Panel (the “Panel”) to assist it in connection with the operation of the S&P GSCI. The Panel meets on an annual basis and at other times at the request of the Index Committee. The principal purpose of the Index is to advise the Index Committee with respect to, among other things, the calculation of the S&P GSCI, the effectiveness of the S&P GSCI as a measure of commodity futures market performance and the need for changes in the composition or methodology of the S&P GSCI. The Panel acts solely in an advisory and consultative capacity; the Index Committee makes all decisions with respect to the composition, calculation and operation of the S&P GSCI. Certain members of the Panel may be affiliated with clients of S&P Dow Jones Indices. Also, certain of the members of the Panel may be affiliated with entities which from time to time may have investments linked to the S&P GSCI, either through transactions in the contracts included in the S&P GSCI, futures contracts on the S&P GSCI or derivative products linked to the S&P GSCI.

Composition of the S&P GSCI

In order to be included in the S&P GSCI, a contract must satisfy the following general eligibility criteria:

(1)	The contract must:

(a)	be in respect of a physical commodity (rather than a financial commodity);

(b)	have a specified expiration or term, or provide in some other manner for delivery or settlement at a specified time, or within a specified period, in the future; and

(c)	at any given point in time, be available for trading at least five months prior to its expiration or such other date or time period specified for delivery or settlement.

(2)	The commodity must be the subject of a contract that:

(a)	is denominated in U.S. dollars;

(b)	is traded on or through an exchange, facility or other platform (referred to as a “trading facility”) that has its principal place of business or operations in a country that is a member of the OECD and:

•

makes price quotations generally available to its members or participants (and, if S&P Dow Jones Indices is not such a member or participant, to S&P Dow Jones Indices) in a manner and with a frequency that is sufficient to provide reasonably reliable indications of the level of the relevant market at any given point in time;

•	makes reliable trading volume information available to S&P Dow Jones Indices with at least the frequency required by S&P Dow Jones Indices to make the monthly determinations;

•	accepts bids and offers from multiple participants or price providers; and

•	is accessible by a sufficiently broad range of participants; and

(c)	is traded on a trading facility which allows market participants to execute spread transactions through a single order entry between pairs of contract expirations included in the S&P GSCI that, at any given point in time, will be involved in the rolls to be effected in the next three Reference Index roll periods.

(3)	The price of the relevant contract that is used as a reference or benchmark by market participants (referred to as the “daily contract reference price”) generally must have been available on a continuous basis for at least two years prior to the proposed date of inclusion in the S&P GSCI. In appropriate circumstances, however, S&P Dow Jones Indices may determine that a shorter time period is sufficient or that historical daily contract reference prices for such contract may be derived from daily contract reference prices for a similar or related contract. The daily contract reference price may be (but is not required to be) the settlement price or other similar price published by the relevant trading facility for purposes of margining transactions or for other purposes.

(4)	At and after the time a contract is included in the S&P GSCI, the daily contract reference price for such contract must be published between 10:00 a.m. and 4:00 p.m., New York City time on each contract business day by the trading facility on or through which it is traded and must generally be available to all members of, or participants in, such facility (and S&P Dow Jones Indices) on the same day from the trading facility or through a recognized third-party data vendor. Such publication must include, at all times, daily contract reference prices for at least one expiration or settlement date that is five months or more from the date the determination is made, as well as for all expiration or settlement dates during such five-month period.

(5)	Volume data with respect to such contract must be available for at least the three months immediately preceding the date on which the determination is made.

(6)

In order to be added to the S&P GSCI, a contract that is not included in the S&P GSCI at the time of determination and that is based on a commodity that is not represented in the S&P GSCI at such time, must, have an annualized total dollar value traded, over the relevant period of at least $15 billion. The total dollar value traded is the dollar value of the total annualized quantity of the commodity underlying transactions in the relevant contract over the period for which the calculation is made, based on the average of the daily contract reference prices on the last day of each month during the period.

(7)	In order to continue to be included in the S&P GSCI, a contract already in the S&P GSCI at the time of determination, and that is the only contract on the relevant commodity included in the S&P GSCI must have an annualized total dollar value traded over the relevant period of at least $5 billion and of at least $10 billion during at least one of the three most recent annual periods used in making the determination.

(8)	In order to be added to the S&P GSCI, a contract that is not in the S&P GSCI at the time of determination, and is based on a commodity on which there are one or more contracts included in the S&P GSCI at such time must have an annualized total dollar value traded over the relevant period of at least $30 billion.

(9)	In order to continue to be included in the S&P GSCI, a contract that is already in the S&P GSCI at the time of determination, and is based on a commodity on which there are one or more contracts already in the S&P GSCI at such time, must have an annualized total dollar value traded of at least $10 billion over the relevant period and of at least $20 billion during at least one of the three most recent annual periods used in making the determination.

(10)	In order to continue to be included in the S&P GSCI at the time of determination, a contract must have a reference percentage dollar weight of at least 0.10%. The reference dollar weight of a contract is determined by multiplying the CPW (defined below) of a contract by the average of its daily contract reference prices on the last day of each month during the relevant period. The reference percentage dollar weight is determined by taking the sum of the reference dollar weights for all contracts included in the S&P GSCI and then determining each contract’s percentage of the total of such sum.

(11)	In order to be added to the S&P GSCI, a contract must have a reference percentage dollar weight of at least 1.00% at the time of determination.

(12)	In the event that two or more contracts on the same commodity satisfy the eligibility criteria,

(a)	such contracts are included in the S&P GSCI in the order of their respective total quantity traded during the relevant period (determined as the total quantity of the commodity underlying transactions in the relevant contract), with the contract having the highest total quantity traded being included first. No further contracts are included if such inclusion results in the portion of the S&P GSCI attributable to such commodity exceeding a particular level; and

(b)	if additional contracts could be included with respect to several commodities at the same time, the procedure in paragraph 12(a) above is first applied to the commodity that has the smallest portion of the S&P GSCI attributable to it at the time of determination. Subject to the other eligibility criteria the contract with the highest total quantity traded on such commodity is included. Before any additional contracts on any commodity are included, the portion of the S&P GSCI attributable to all commodities is recalculated. The selection procedure described above is then repeated with respect to the contracts on the commodity that then has the smallest portion of the S&P GSCI attributable to it.

Currently, 24 contracts meet the requirements for inclusion in the S&P GSCI.

Contracts Included in the S&P GSCI for 2013

Trading Facility	Commodity (Contract)	Ticker(1)	2012 Contract Production Weight	2013 Contract Production Weight	2013 Average Contract Reference Price ($)	2012 Percentage Dollar Weight(2)	2013 Reference Price Dollar Weight	2013 Total Dollar Value Traded (USD bn)	2013 Trading Volume Multiple
CBT	Wheat (Chicago)	W	18,217.58	19,699.65	6.944 bu	3.04%	3.22%	913.8	123.3
KBT	Wheat (Kansas)	KW	5,004.071	3,922.031	7.342 bu	0.88%	0.68%	192.4	123.3
CBT	Corn	C	29,648.15	30,371.03	6.549 bu	4.66%	4.69%	2,540.2	235.7
CBT	Soybeans	S	8,037.317	8,163.838	13.607 bu	2.63%	2.62%	3,553	590.4
ICE - US	Coffee “C”	KC	17,406.22	17,554.97	1.975 lbs	0.83%	0.82%	434.8	231.4
ICE - US	Sugar #11	SB	344,724.8	341,991.6	0.229 lbs	1.90%	1.85%	662	155.7
ICE - US	Cocoa	CC	4.116321	4.100944	2345.083 MT	0.23%	0.23%	137.2	263.4
ICE - US	Cotton #2	CT	53,411.21	52,490.38	0.869 lbs	1.12%	1.07%	249.9	101.1
CME	Lean Hogs	LH	72,823.44	76,883.59	0.872 lbs	1.52%	1.58%	394.1	108.5
CME	Cattle (Live)	LC	92,591.82	91,280.08	1.221 lbs	2.71%	2.62%	692	114.6
CME	Cattle (Feeder)	FC	13,596.46	14,819.78	1.497 lbs	0.49%	0.52%	137.8	114.6
NYM/ICE	Oil (WTI Crude)	CL	13,557.23	11,033.01	95.087 bbl	30.96%	24.71%	17,858.9	314.2
NYM	Oil (#2 Heating)	HO	71,569.8	87,775.28	2.986 gal	5.13%	6.17%	4,461.4	314.2
NYM	Oil (RBOB)	RB	73,694.1	88,342.87	2.837 gal	5.02%	5.90%	4,266.2	314.2
ICE - UK	Oil (Brent Crude)	LCO	6,959.701	8,638.79	109.773bbl	18.35%	22.34%	16,143.1	314.2
ICE - UK	Oil (Gasoil)	LGO	359.2745	386.9597	939.521MT	8.11%	8.56%	6,188.9	314.2
NYM/ICE	Natural Gas	NG	28,984.31	29,450.21	2.910 MMBtu	2.03%	2.02%	4,275.2	920.7
LME	Aluminum (High Gd. Prim.)	MAL	42.53	43.64	2071.229 MT	2.12%	2.13%	3,200.5	653.5
LME	Copper (Grade A)	MCU	17.14	17.7	7873.938 MT	3.24%	3.28%	7,305.5	967.5
LME	Standard Lead	MPB	7.872	8.28	2031.708MT	0.38%	0.40%	650.2	713.3
LME	Primary Nickel	MNI	1.352	1.376	17810.750 MT	0.58%	0.58%	1,053.2	793.2
LME	Zinc (Spl. High Grade)	MZN	11.04	11.12	1952.000 MT	0.52%	0.51%	1,299.4	1,104.9
CMX	Gold	GC	76.58309	76.77599	1660.250 oz	3.05%	3.00%	7,571.1	1,096.3
CMX	Silver	SI	665.5205	676.4518	30.940 oz	0.49%	0.49%	2,072.6	1,827.7

(1)	Tickers are Reuters RIC Codes.
(2)	Using the ARCP’s for the 2012 Annual Calculation Period.

The quantity of each of the contracts included in the S&P GSCI is determined on the basis of a five-year average (referred to as the “world production average”) of the production quantity of the underlying commodity as published by sources of information determined by S&P Dow Jones Indices, including the United Nations Statistical Yearbook and other official sources. However, if a commodity is primarily a regional commodity, based on its production, use, pricing, transportation or other factors, S&P Dow Jones Indices may calculate the weight of such commodity based on regional, rather than world, production data.

The five-year moving average is updated annually for each commodity included in the S&P GSCI, based on the most recent five-year period (ending approximately one-and-one-half years prior to the date of calculation and moving backwards) for which complete data for all commodities is available. The contract production weights (“CPWs”) used in calculating the S&P GSCI are derived from world or regional production averages, as applicable, of the relevant commodities, and are calculated based on the total quantity traded for the relevant contract and the world or regional production average, as applicable, of the underlying commodity.

However, if the volume of trading in the relevant contract, as a multiple of the production levels of the commodity, is below specified thresholds, the CPW of the contract is reduced until the threshold is satisfied. This is designed to ensure that trading in each such contract is sufficiently liquid relative to the production of the commodity.

In addition, S&P Dow Jones Indices performs this calculation on a monthly basis and, if the multiple of any contract is below the prescribed threshold, the composition of the S&P GSCI is reevaluated, based on the criteria and weighting procedure described above. This procedure is undertaken to allow the S&P GSCI to shift from contracts that have lost substantial liquidity into more liquid contracts during the course of a given year. As a result, it is possible that the composition or weighting of the S&P GSCI will change on one or more of these monthly valuation dates. In addition, regardless of whether any changes have occurred during the year, S&P Dow Jones Indices reevaluates the composition of the S&P GSCI at the conclusion of each year, based on the above criteria. Other commodities that satisfy such criteria, if any, will be added to the S&P GSCI. Commodities included in the S&P GSCI which no longer satisfy such criteria, if any, will be deleted.

S&P Dow Jones Indices also determines whether modifications in the selection criteria or the methodology for determining the composition and weights of and for calculating the S&P GSCI are necessary or appropriate in order to assure that the S&P GSCI represents a measure of commodity market performance and to preserve and enhance S&P GSCI’s tradability. S&P has the discretion to make any such modifications. We do not have any obligation to notify you if S&P changes the composition of the S&P GSCI, the methodology of calculating the value of the S&P GSCI or any other policies of S&P relevant to the S&P GSCI.

The following table illustrates the changes in the year-end percentage dollar weights of each subsector included in the S&P GSCI from December 31, 1991 until December 31, 2012:

Historical Composition of the S&P GSCI

	Energy	Industrial Metals	Precious Metals	Agriculture	Livestock
December 31, 1991	48.0%	5.9%	2.4%	21.1%	22.7%
December 31, 1992	48.9%	6.1%	2.4%	18.6%	24.0%
December 31, 1993	39.6%	6.3%	3.0%	24.7%	26.4%
December 31, 1994	48.8%	8.2%	2.6%	20.8%	19.6%
December 31, 1995	53.5%	7.9%	2.6%	25.3%	10.6%
December 31, 1996	61.5%	6.4%	2.4%	19.6%	10.1%
December 31, 1997	55.3%	7.2%	2.4%	24.0%	11.1%
December 31, 1998	46.9%	9.2%	3.8%	28.1%	12.0%
December 31, 1999	60.3%	8.5%	2.6%	18.1%	10.5%
December 31, 2000	66.8%	6.4%	2.0%	16.1%	8.7%
December 31, 2001	58.6%	7.8%	2.8%	19.6%	11.2%
December 31, 2002	67.3%	5.6%	2.5%	16.9%	7.7%
December 31, 2003	66.8%	7.4%	2.5%	17.0%	6.3%
December 31, 2004	71.1%	7.8%	2.2%	12.2%	6.6%
December 31, 2005	74.9%	6.8%	1.9%	10.9%	5.6%
December 31, 2006	68.4%	11.1%	2.5%	13.4%	4.7%
December 31, 2007	73.8%	7.1%	2.2%	13.3%	3.6%
December 31, 2008	74.7%	7.3%	2.0%	12.7%	3.4%
December 31, 2009	69.3%	6.8%	3.2%	15.7%	5.1%
December 31, 2010	66.5%	8.3%	3.4%	17.4%	4.3%
December 30, 2011	70.5%	6.6%	3.5%	14.7%	4.7%
December 31, 2012	69.71%	6.9%	3.5%	15.2%	4.7%

Copyright S&P Dow Jones Indices LLC. Used by permission

Contract Expirations

Because the S&P GSCI is comprised of actively traded contracts with scheduled expirations, it can only be calculated by reference to the prices of contracts for specified expiration, delivery or settlement periods, referred to as “contract expirations”. The contract expirations included in the S&P GSCI for each commodity during a given year are designated by S&P Dow Jones Indices, provided that each such contract must be an “active contract”. An “active contract” for this purpose is a liquid, actively traded contract expiration, as defined or identified by the relevant trading facility or, if no such definition or identification is provided by the relevant trading facility, as defined by standard custom and practice in the industry. The relative liquidity of the various active contracts is one of the factors that may be taken into consideration in determining which of them S&P Dow Jones Indices includes in the S&P GSCI.

If a trading facility deletes one or more contract expirations, the S&P GSCI will be calculated during the remainder of the year in which such deletion occurs on the basis of the remaining contract expirations designated by S&P Dow Jones Indices. If a trading facility ceases trading in all contract expirations relating to a particular contract, S&P Dow Jones Indices may designate a replacement contract on the commodity. The replacement contract must satisfy the eligibility criteria for inclusion in the S&P GSCI. To the extent practicable, the replacement will be effected during the next monthly review of the composition of the S&P GSCI. If that timing is not practicable, S&P Dow Jones Indices will determine the date of the replacement and will consider a number of factors, including the differences between the existing contract and the replacement contract with respect to contractual specifications, contract expirations and other matters.

Value of the S&P GSCI

The value of the S&P GSCI on any given day is equal to the total dollar weight of the S&P GSCI divided by a normalizing constant that assures the continuity of the S&P GSCI over time. The total dollar weights of the S&P GSCI is the sum of the dollar weight of each of the components of the S&P GSCI. The dollar weight of each such Index Component on any S&P GSCI business day is equal to:

•	the daily contract reference price,

•	multiplied by the appropriate CPW, and

•	during a Reference Index roll period, the appropriate “roll weight” (discussed below).

Daily Contract Reference Price

The daily contract reference price used in calculating the dollar weight of each component of the S&P GSCI on any given day is the most recent daily contract reference price made available by the relevant trading facility, except that if the exchange is closed or otherwise fails to publish a daily contract reference price on that day or if the trading facility fails to make a daily contract reference price available or publishes a daily contract reference price that reflects manifest error, the relevant calculation will be delayed until the price is made available or corrected. However, if the price is not made available or corrected by 4:00 p.m., New York City time, S&P Dow Jones Indices may determine the appropriate daily contract reference price for the applicable futures contract for purposes of the relevant S&P GSCI Index calculation. The initial value of the S&P GSCI was normalized such that its hypothetical level on January 2, 1970 was 100.

Roll Weights and Roll Periods

The “roll weight” of a commodity reflects the fact that the positions in futures contracts must be liquidated or rolled forward into more distant contract expirations as they approach expiration. If actual positions in the relevant markets were rolled forward, the roll would likely need to take place over a period of days. Since the S&P GSCI is designed to replicate the performance of actual investments in the underlying contracts, the rolling process incorporated in the S&P GSCI takes place over a number of business days during each month (referred to as a “Reference Index Roll Period”). On each day of the Reference Index Roll Period, the “roll weights” of the current contract expirations and the next contract expiration (the next contract as designated by the Reference Index rules) into which it is rolled are adjusted, so that the hypothetical position in the contract on the commodity that is included in the index is gradually shifted from the current contract expiration to the next contract expiration (the next contract as so designated). The Reference Index Roll Period applicable to the S&P GSCI occurs from the fifth to ninth Reference Index

Business Days of each month. A Reference Index Business Day, is a day on which S&P GSCI and the Reference Index are calculated, as determined by NYSE Euronext Holiday & Hours schedule.

If on any day during a Reference Index Roll Period any of the following conditions exists, the portion of the roll that would have taken place on that day is deferred until the next day on which such conditions do not exist:

•

if, with respect to any current contract expiration and the next contract expiration, the Reference Index Business Day on which the roll is intended to occur is not a day on which the trading facility on or through which the given contract expirations are traded is scheduled to be open for trading for at least three hours, these contract expirations are not available for trading during these hours or no daily contract reference price is published by the trading facility for a given contract expiration;

•	any such price represents the maximum or minimum price for such contract month, based on exchange price limits (referred to as a “Limit Price”);

•

the daily contract reference price published by the relevant trading facility reflects manifest error and such error is not corrected by the S&P GSCI settlement time or such price is not published by 4:00 p.m., New York City time. In that event, S&P Dow Jones Indices may, but is not required to, determine a daily contract reference price and complete the relevant portion of the roll based on such price. If the trading facility publishes a price or a corrected price before the opening of trading on the next day, S&P Dow Jones Indices will revise the portion of the roll accordingly; or

•	trading in the relevant contract terminates prior to its scheduled closing time and does not resume at least ten minutes prior to, and continue until, the scheduled closing time.

S&P GSCI® Total Return Index

Contract Daily Return

Whereas the S&P GSCI is based on price levels of the contracts it comprises, the Reference Index depends for its calculation on the contract daily return. The contract daily return is defined as the percentage change in the total dollar weight of the S&P GSCI from one Reference Index Business Day to the next. The contract daily return on any given day is equal to the amount obtained on such day from an investment in the S&P GSCI on the preceding Reference Index Business Day of the total dollar weight of the S&P GSCI on the preceding Reference Index Business Day, divided by the total dollar weight of the S&P GSCI on the preceding Reference Index Business Day, minus one.

Value of the Reference Index

The Reference Index incorporates the returns of the S&P GSCI, the discount or premium obtained by rolling hypothetical positions in those contracts forward as they approach delivery and the interest earned on hypothetical fully collateralized contract positions on the commodities included in the S&P GSCI.

The value of the Reference Index on any Reference Index Business Day is equal to the product of (1) the value of the Reference Index on the preceding Reference Index Business Day and (2) one plus the sum of the contract daily return and the Treasury Bill return on the Reference Index Business Day on which the calculation is made and (3) one plus the Treasury Bill return for each non- Reference Index Business Day since the preceding Reference Index Business Day. The Treasury Bill return is the return on a hypothetical investment in the S&P GSCI at a rate equal to the interest rate on a specified U.S. Treasury Bill.

The Index

The following is a description of the Barclays Pure Beta Series-2 TR Index including, without limitation, its composition, method of calculation and changes in its components. The information in this description reflects the policies of, and is subject to change by, the index sponsor. You, as an investor in the Notes, should make your own investigation into the Index and the index sponsor has no obligation to consider your interests as a holder of the Notes. The index sponsor has no obligation to continue to publish the Index and may discontinue publication of the Index at any time in its sole discretion.

The Index is designed to give investors exposure to total returns of the Index Commodities, while mitigating the effects of certain distortions in the commodity markets on such returns through the application of the Barclays Pure Beta Series 2 Methodology. The Index is comprised of a basket of exchange traded futures contracts for the same commodities that are included in the Reference Index, as adjusted from time to time. However, unlike the Reference Index, which rolls monthly from the nearby futures contract to the next nearby futures contract for each Index Commodity in accordance with a pre-determined roll schedule, the Index may roll into the next nearby futures contract or one of a number of futures contracts with more distant expiration dates, as selected using the Barclays Pure Beta Series 2 Methodology (except with respect to Precious Metal Group commodities). Each such contract chosen by the Barclays Pure Beta Series 2 Methodology is referred to as the “Selected Contract”. The Barclays Pure Beta Series 2 Methodology is not applied to commodities in the Precious Metals Group, and with respect to those commodities, the Index will roll monthly from the nearby futures contract to the next nearby futures contract in accordance with the Reference Index’s pre-determined roll schedule.

The level of the Index is calculated using the same methodology as the Reference Index, except for adjustments to reflect the Selected Contracts for each relevant commodity and the nearby futures contract and next nearby futures contract for the commodities in the Precious Metals Group.

The Index is a proprietary index developed, owned and calculated by Barclays Bank PLC, as Index Sponsor. The methodology for calculating the Index is subject to modification by the Index Sponsor, as described under “Modifications to the Index” below. Closing levels for the Index on each index business day are reported on Bloomberg under the ticker symbol “BCC2C1PT Index” and on Barclays Live (http://ecommerce.barcap.com/indices/index.dxml) (or, in each case, on any successor website). For purposes of the Index, an “index business day” is a day on which the Index is calculated, as determined by the NYSE Euronext Holiday & Hours schedule, as published on http://www.nyse.com/about/newsevents/1176373643795.html or any successor website thereto. The “Roll Period” for the Index is the same as the Reference Index Roll Period. Further, each day that the relevant exchange for futures contracts for a particular commodity is open for trading is referred to as the “Exchange Business Day” for such exchange.

Contract Selection using Barclays Pure Beta Series 2 Methodology

On the last index business day of each month (the “Observation Date”), and for each commodity that utilizes the Barclays Pure Beta Series 2 Methodology and that forms part of the Reference Index or that will form part of the Reference Index following the Reference Index Roll Period, a non-discretionary selection process is used to determine the new Selected Contract for the following month. Specifically, the Selected Contract for each relevant commodity will be the futures contract in which the Selected Tenor Index will invest during the next roll period of the Selected Tenor Index. For each relevant commodity, a “Selected Tenor Index” is determined using the following steps:

Step 1: Calculate the Front Year Average Price Index for each Relevant Commodity

The “Front Year Average Price Index” for a commodity is constructed to measure the theoretical average price of the “front year” of futures contracts for that commodity, weighted by the Open Interest for such futures contracts. For purposes of calculating the “Front Year Average Price” underlying the Front Year Average Price Index, the “Open Interest” on any index business day for each futures contract expiring in any delivery month is defined as the number of such futures contracts traded that have not yet been liquidated either by an offsetting transaction or by delivery of the underlying commodity, as reported by the relevant exchange on the day falling one Exchange Business Day prior to that index business day (or two Exchange Business Days prior to that index business day if such futures contract is listed on the LME). The futures contracts included in a “front year” are defined to be every contract from the then current futures contract referenced in the Nearby Tenor Index for such commodity to and including the futures contract referenced in the Longest Tenor Index, each as defined below. During the Roll Period, the Front Year Average Price will be calculated using the current futures contract and the futures contract into which the Index is rolling, weighted in proportion to their relative roll weight.

Step 2: Calculate the Tracking Error between the Front Year Average Price Index and each Tenor Index in respect of each Relevant Commodity.

The Tenor Indices

A “Tenor Index” for a commodity tracks the performance of holding and rolling a series of futures contracts for that commodity (each, a “Tenor Contract”). A “Nearby Tenor Index” for a commodity tracks the performance of holding and rolling the futures contract expiring in the closest delivery month. Each Tenor Index linked to a futures contract with more distant delivery months tracks the performance of holding and rolling the futures contracts that would underlie the Nearby Tenor Index a number of months (or “n-months”) in the future. The “Longest Tenor Index” tracks the performance of holding and rolling the futures contract that will underlie the Nearby Tenor Index the greatest number of months in the future (as identified by the number of months available). The “rolling” of futures contracts in a Tenor Index (from the first nearby futures contract to the next nearby futures contract, based on the Designated Contract Futures Roll Schedule in Table 5 below), where applicable, occurs each month for five business days, starting on the fifth Tenor Index Business Day each month, where “Tenor Index Business Days” are determined according to the NYSE Euronext Holiday & Hours schedule (as published on the NYSE Euronext website).

Table 3 below shows the relevant futures contracts (delivery month, year) underlying each of the available Tenor Indices for the commodities of Natural Gas and Sugar as of March 1, 2011. Table 6 below lists the delivery months associated with each letter in Table 3.

Table 3: Tenor Contract Example

Tenor Index	Natural Gas	Sugar
Nearby	J, 2011	K, 2011
1-month	K, 2011	K, 2011
2-month	M, 2011	N, 2011
3-month	N, 2011	N, 2011
4-month	Q, 2011	V, 2011
5-month	U, 2011	V, 2011
6-month	V, 2011	V, 2011
7-month	X, 2011	H, 2012
8-month	Z, 2011	H, 2012
9-month	F, 2011	H, 2012
10-month	G, 2012	H, 2012
11-month	H, 2012	H, 2012

Table 4 below provides a list of the available Tenor Indices for each relevant commodity:

Table 4: List of Tenor Indices for each commodity used in the Pure Beta Series 2 Methodology

Commodity	Designated Contract	Tenor Indices used in the Pure Beta Series 2 Methodology
Available Tenor Indices (n-month)
		Nearby	1	2	3	4	5	6	7	8	9	10	11
Aluminum	Aluminum (High Grade Primary)	Y*	Y	Y	Y	Y	Y	Y	Y	Y	Y	Y	Y
Brent Crude Oil	Oil (Brent Crude)	Y	Y	Y	Y	Y	Y	Y	Y	Y	Y	Y	Y
Cocoa	Cocoa	Y	Y	Y	Y	Y	Y	Y	Y	Y	Y	Y	Y
Coffee	Coffee “C”	Y	Y	Y	Y	Y	Y	Y	Y	Y	Y	Y	Y
Copper	Copper (Grade A)	Y	Y	Y	Y	Y	Y	Y	Y	Y	Y	Y	Y
Corn	Corn	Y	Y	Y	Y	Y	Y	Y	Y	Y	Y	Y	Y
Cotton	Cotton No. 2	Y	Y	Y	Y	Y	Y	Y	Y	Y	Y	Y	Y
Feeder Cattle	Feeder Cattle	Y	Y	Y	Y	Y	Y	Y	Y	N/A	N/A	N/A	N/A
Gas Oil	Gasoil	Y	Y	Y	Y	Y	Y	Y	Y	Y	Y	N/A	N/A
Heating Oil	Heating Oil	Y	Y	Y	Y	Y	Y	Y	Y	Y	Y	Y	Y
Kansas Wheat	Hard Red Winter Wheat	Y	Y	Y	Y	Y	Y	Y	Y	Y	Y	Y	N/A
Lead	Lead (Standard)	Y	Y	Y	Y	Y	Y	Y	Y	Y	Y	Y	Y
Lean Hogs	Lean Hogs	Y	Y	Y	Y	Y	Y	Y	Y	Y	Y	N/A	N/A
Live Cattle	Live Cattle	Y	Y	Y	Y	Y	Y	Y	Y	Y	Y	N/A	N/A
Natural Gas	Natural Gas	Y	Y	Y	Y	Y	Y	Y	Y	Y	Y	Y	Y
Nickel	Primary Nickel	Y	Y	Y	Y	Y	Y	Y	Y	Y	Y	Y	Y
Soybeans	Soybeans	Y	Y	Y	Y	Y	Y	Y	Y	Y	Y	Y	Y
Sugar	Sugar No. 11	Y	Y	Y	Y	Y	Y	Y	Y	Y	Y	Y	Y
Unleaded Gasoline (RBOB)	Reformulated Blendstock for Oxygen Blending	Y	Y	Y	Y	Y	Y	Y	Y	Y	Y	Y	Y
Wheat	Wheat (Chicago)	Y	Y	Y	Y	Y	Y	Y	Y	Y	Y	Y	Y
WTI Crude Oil	Oil (WTI Crude)	Y	Y	Y	Y	Y	Y	Y	Y	Y	Y	Y	Y
Zinc	Zinc (Special High Grade)	Y	Y	Y	Y	Y	Y	Y	Y	Y	Y	Y	Y

*	The designation “Y” means that Tenor Indices are available.

Table 5 below provides the delivery month for the Designated Contract for each commodity at the start of any calendar month:

Table 5: Designated Contract Futures Roll Schedule

Commodity	Designated Contract	Designated Contract delivery months as at the start of each month (delivery month letters are set out in Table 6).
		Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec
Aluminum	Aluminum (High Grade Primary)	G	H	J	K	M	N	Q	U	V	X	Z	F
Brent Crude Oil	Oil (Brent Crude)	H	J	K	M	N	Q	U	V	X	Z	F	G
Cocoa	Cocoa	H	H	K	K	N	N	U	U	Z	Z	Z	H
Coffee	Coffee “C”	H	H	K	K	N	N	U	U	Z	Z	Z	H
Copper	Copper (Grade A)	G	H	J	K	M	N	Q	U	V	X	Z	F
Corn	Corn	H	H	K	K	N	N	U	U	Z	Z	Z	H
Cotton	Cotton No. 2	H	H	K	K	N	N	Z	Z	Z	Z	Z	H
Feeder Cattle	Feeder Cattle	H	H	J	K	Q	Q	Q	U	V	X	F	F
Gas Oil	Gasoil	G	H	J	K	M	N	Q	U	V	X	Z	F
Heating Oil	Heating Oil	G	H	J	K	M	N	Q	U	V	X	Z	F
Kansas Wheat	Hard Red Winter Wheat	H	H	K	K	N	N	U	U	Z	Z	Z	H
Lead	Lead (Standard)	G	H	J	K	M	N	Q	U	V	X	Z	F
Lean Hogs	Lean Hogs	G	J	J	M	M	N	Q	V	V	Z	Z	G
Live Cattle	Live Cattle	G	J	J	M	M	Q	Q	V	V	Z	Z	G
Natural Gas	Natural Gas	G	H	J	K	M	N	Q	U	V	X	Z	F
Nickel	Primary Nickel	G	H	J	K	M	N	Q	U	V	X	Z	F
Soybeans	Soybeans	H	H	K	K	N	N	X	X	X	X	F	F
Sugar	Sugar No. 11	H	H	K	K	N	N	V	V	V	H	H	H
Unleaded Gasoline (RBOB)	Reformulated Blendstock for Oxygen Blending	G	H	J	K	M	N	Q	U	V	X	Z	F
Wheat	Wheat (Chicago)	H	H	K	K	N	N	U	U	Z	Z	Z	H
WTI Crude Oil	Oil (WTI Crude)	G	H	J	K	M	N	Q	U	V	X	Z	F
Zinc	Zinc (Special High Grade)	G	H	J	K	M	N	Q	U	V	X	Z	F

Table 6 below lists the delivery months associated with each letter in Tables 3 and 5 above. For example, in Table 6, the delivery month for the Designated Contract for Aluminum at the start of January will be the futures contract that expires in February, based on the delivery month associated with the letter G in Table 6.

Table 6: Contract Delivery Month Letters

Delivery Month	Letter	Delivery Month	Letter	Delivery Month	Letter
January	F	May	K	September	U
February	G	June	M	October	V
March	H	July	N	November	X
April	J	August	Q	December	Z

Tracking Error

The objective of the Barclays Pure Beta Series 2 Methodology is, for each relevant commodity, to select a Tenor Index that best tracks the Front Year Average Price Index, subject to certain minimum liquidity criteria (as described in Step 3 below) and market distortion constraints (as described in Step 4 below). On each Observation Date, the “Tracking Error” for each Tenor Index is equal to the standard deviation of (a) the daily return on the Tenor Index on the Observation Date minus (b) the daily return of the Front Year Average Price Index for the same futures contract for the immediately preceding three-month period. For each relevant commodity, the Tenor Index with the lowest Tracking Error will be the Selected Tenor Index, subject to certain minimum liquidity criteria and market distortion constraints.

Step 3: Determine the Tenor Liquidity Weight of each Tenor Index

Next, a liquidity filter based on the Tenor Liquidity Weight being greater than 7% is applied. This liquidity constraint aims to ensure that a Selected Contract for each relevant commodity is sufficiently liquid to support an investment, in order to mitigate exposure to illiquid futures contracts which could lead to detrimental investment performance. The “Tenor Liquidity Weight” of each Tenor Index is calculated on the Observation Date and is equal to the Open Interest of the next futures contract that will form part of that Tenor Index during and after the next roll period of the Tenor Index, expressed as a percentage of the total Open Interest for the “front year” futures contracts for such commodity.

Step 4: Determine the Tenor Dislocation Probability for each Tenor Index in respect of such commodity

In addition to the liquidity constraints described in Step 3 above, the Barclays Pure Beta Series 2 Methodology seeks to find a balance between tracking the Front Year Average Price for each commodity and avoiding futures contracts that are subject to price distortions. Prices of futures contracts with nearer delivery months may, in particular, become dislocated from prices of their underlying commodities as a result of short-term trading patterns and imbalances in supply and demand for such futures contracts. Prices of these futures contracts may also be affected by investment flows from passive investments, such as those linked to traditional commodity indices, which have a well-known and pre-defined roll schedule. Further, speculative activity based on these predictable passive investment patterns can dislocate the prices of these futures contracts from the underlying commodity prices.

The Barclays Pure Beta Series 2 Methodology seeks to avoid selecting futures contracts with dislocated prices by calculating the volatility of each Tenor Index on a daily basis. The methodology operates on the hypothesis that, absent price distortions, price volatility should increase as maturity decreases. Accordingly, the methodology identifies the likelihood of persistent price distortions (the “Tenor Dislocation Probability”) by determining how often the volatility of each futures contract in the relevant Tenor Index has not reflected the hypothesized pattern (the “Tracking Pattern”).

The Tenor Dislocation Probability is calculated using the following steps. First, the short-term price volatility of all the Tenor Indices of a commodity over the last three months is calculated and tested to determine which Tenor Indices conform to the Tracking Pattern. The percentage of days on which each Tenor Index has failed the test over the past three months is then used to estimate the Tenor Dislocation Probability for such Tenor Index.

Step 5. Determine the Selected Tenor Index for each Relevant Commodity

Finally, using the values determined above, the Selected Tenor Index and, therefore, the Selected Contract for purposes of the Index is determined for each commodity in accordance with the procedures set out below:

(a)	The Tenor Index with the lowest Tracking Error is selected, provided that the Tenor Liquidity Weight for such Tenor Index is greater than or equal to 7% and the Tenor Dislocation Probability for such Tenor Index is less than 40% (if two or more Tenor Indices have the same lowest Tracking Error, the Tenor Index with the nearest delivery month is selected);

(b)	If (a) is not possible, the longest Tenor Index with a Tenor Liquidity Weight greater than or equal to 7% is selected; and

(c)	If neither (a) nor (b) are possible, then the Nearby Tenor Index is selected.

The Selected Contract for each relevant commodity is then deemed to be the Tenor Contract of the Selected Tenor Index for such commodity.

Historical Selection of the Selected Tenor Indices

Table 7 below shows the monthly Selected Tenor Indices for each commodity in the Index since October 30, 2009. Note that a “0” indicates the Nearby Tenor Index, “N/A” indicates that the specific commodity was not part of the Index or the Reference Index, and other numbers indicate the “n”-months Tenor Index.

The Index was launched on October 30, 2009. All data relating to the period prior to the launch of the Index is an historical estimate by the index sponsor using available data about the liquidity, volatility and closing prices of futures contracts for the Index Commodities during the pre-launch period. Such data does not represent actual performance and should not be interpreted as an indication of actual performance of the Index.

Table 7: Tenor Index Selections since the launch of the Pure Beta Series 2 Methodology

	Energy						Industrial Metals					Live Stock
	Brent	WTI Crude	Heating Oil	Gasoil	Natural Gas	Unleaded	Aluminum	Copper	Lead	Nickel	Zinc	Feeder Cattle	Lean Hogs	Live Cattle
For Month	LCO	CL	HO	LGO	NG	XB	LA	HG	LL	LN	LX	FC	LH	LC
Jul-09	2	1	3	3	4	3	4	2	3	3	3	1	3	3
Aug-09	2	2	3	3	3	3	3	1	2	2	2	1	3	4
Sep-09	1	1	3	2	2	1	2	0	1	1	1	2	3	4
Oct-09	0	1	3	1	3	1	1	2	2	1	1	1	5	4
Nov-09	4	2	2	2	1	3	2	1	2	0	4	0	5	4
Dec-09	3	1	2	4	1	4	4	2	2	1	3	0	4	4
Jan-10	2	3	2	3	2	3	3	1	1	0	2	0	3	3
Feb-10	7	2	2	2	4	7	2	2	2	4	3	0	3	1
Mar-10	6	2	2	7	3	4	2	1	2	3	2	0	3	1
Apr-10	5	1	2	3	3	6	3	0	2	1	1	0	4	4
May-10	1	2	2	2	3	4	2	1	2	2	1	2	5	5
Jun-10	3	1	2	4	4	4	4	0	2	1	4	2	4	2
Jul-10	2	1	2	3	3	3	3	2	3	3	3	1	5	2
Aug-10	1	2	2	3	3	2	2	1	2	2	2	1	5	2
Sep-10	1	1	3	2	2	2	2	3	1	1	2	2	5	5
Oct-10	1	1	1	1	2	1	1	2	1	1	5	1	4	4
Nov-10	1	1	2	1	2	1	2	1	2	1	4	0	1	2
Dec-10	3	1	2	2	2	10	4	2	2	1	4	1	2	4
Jan-11	2	2	2	2	2	9	2	1	3	3	3	0	2	3
Feb-11	1	2	2	2	1	8	2	2	2	2	2	0	4	4
Mar-11	6	2	2	1	2	7	1	1	1	1	4	1	5	5
Apr-11	5	3	2	3	4	6	1	0	1	1	3	1	6	6
May-11	4	2	2	2	3	2	5	1	1	1	2	1	5	2
Jun-11	3	2	2	2	3	4	4	3	4	4	1	1	4	2
Jul-11	2	3	2	3	4	3	3	2	3	3	3	2	5	2
Aug-11	4	3	2	3	3	3	2	1	2	2	2	3	6	4
Sep-11	3	2	2	2	2	1	3	3	1	2	1	2	4	5
Oct-11	2	1	2	2	2	1	3	2	0	3	3	3	2	4
Nov-11	4	2	2	2	1	5	2	1	2	2	5	2	3	5
Dec-11	3	4	2	3	1	10	2	2	1	1	4	6	4	2
Jan-12	2	3	2	2	1	9	3	1	2	0	3	4	3	2
Feb-12	4	2	2	2	2	8	2	2	1	1	3	0	6	2
Mar-12	3	4	2	2	2	7	1	1	1	2	2	3	5	1
Apr-12	3	3	2	2	3	2	3	2	1	3	1	1	6	1
May-12	3	4	2	2	3	4	4	0	1	4	1	3	4	2
Jun-12	2	4	2	3	4	4	3	2	1	3	3	4	5	2
Jul-12	2	4	2	3	4	4	3	2	1	3	3	4	5	2
Aug-12	1	3	6	2	3	3	3	1	1	2	1	2	6	2
Sep-12	1	4	5	2	2	4	4	3	1	1	2	2	5	2
Oct-12	5	3	2	2	3	3	3	2	0	1	1	3	2	2
Nov-12	4	2	2	2	2	3	5	1	2	2	2	2	4	5
Dec-12	3	4	2	2	1	4	1	2	1	1	1	3	4	6
Jan-13	2	3	2	2	2	3	3	1	1	2	3	0	3	5
Feb-13	4	3	2	2	3	3	3	0	1	2	2	0	6	4
Mar-13	3	4	2	1	2	1	7	1	1	2	1	1	5	0
Apr-13	2	3	1	2	4	1	6	2	1	1	1	1	6	6
May-13	4	5	2	2	3	2	5	1	1	2	2	3	5	5
Jun-13	3	4	2	2	5	2	4	0	1	1	2	2	4	4

	Grains				Softs				Precious Metals
	Corn	Kansas Wheat	Soybeans	Wheat	Coffee	Cotton	Cocoa	Sugar	Gold	Silver
For Month	C	KW	S	W	KC	CT	CC	SB	GC	SI
Jul-09	3	3	1	3	2	2	3	2	0	0
Aug-09	2	1	3	2	1	1	2	10	0	0
Sep-09	3	1	2	3	1	2	3	10	0	0
Oct-09	2	2	3	2	1	0	3	6	0	0
Nov-09	2	5	2	2	3	0	3	5	0	0
Dec-09	2	4	2	3	3	1	0	4	0	0
Jan-10	3	4	2	3	2	1	0	3	0	0
Feb-10	3	3	2	2	3	3	1	2	0	0
Mar-10	2	2	2	2	2	2	3	2	0	0
Apr-10	3	4	2	2	1	1	6	2	0	0
May-10	3	2	2	3	2	2	3	2	0	0
Jun-10	2	3	2	3	2	4	2	2	0	0
Jul-10	3	3	2	2	6	6	3	2	0	0
Aug-10	2	5	3	2	5	5	2	3	0	0
Sep-10	3	4	2	4	2	4	2	3	0	0
Oct-10	2	7	1	3	1	3	1	5	0	0
Nov-10	5	6	2	5	1	5	2	8	0	0
Dec-10	9	3	2	5	1	6	2	6	0	0
Jan-11	9	3	2	4	1	6	3	7	0	0
Feb-11	8	5	4	3	2	6	2	7	2	1
Mar-11	7	7	3	3	2	7	2	8	0	2
Apr-11	6	2	3	2	2	6	2	8	3	1
May-11	5	2	3	2	3	5	8	6	0	2
Jun-11	4	2	2	2	1	7	7	2	3	2
Jul-11	4	2	2	2	1	3	2	2	2	2
Aug-11	3	2	1	2	1	1	2	3	0	2
Sep-11	2	3	3	2	1	2	3	3	0	1
Oct-11	2	2	3	3	2	0	3	5	0	1
Nov-11	2	2	2	3	2	1	3	5	0	1
Dec-11	9	2	2	9	2	1	2	5	2	1
Jan-12	9	4	2	9	3	3	2	4	2	2
Feb-12	8	6	4	8	2	2	2	3	2	1
Mar-12	7	3	3	2	0	2	2	2	4	2
Apr-12	5	2	2	2	2	2	2	2	4	1
May-12	1	1	3	2	2	1	2	2	1	3
Jun-12	1	2	4	2	2	1	2	3	1	3
Jul-12	1	2	4	2	2	1	2	3	1	3
Aug-12	2	2	4	2	2	1	2	3	1	2
Sep-12	3	3	3	7	2	1	2	3	1	1
Oct-12	3	3	4	3	3	2	3	5	0	3
Nov-12	3	6	4	2	3	0	3	5	0	9
Dec-12	3	5	3	4	3	3	3	4	3	1
Jan-13	4	3	3	4	3	4	3	4	3	1
Feb-13	8	2	2	3	2	8	3	3	1	1
Mar-13	7	2	2	2	2	7	2	2	4	1
Apr-13	5	2	5	2	0	6	3	2	3	1
May-13	5	2	4	2	2	1	2	2	1	3
Jun-13	2	2	0	2	2	0	2	2	1	2

Rebalancing of the Index Commodities in the Index

The Index references futures contracts that may have different delivery months than the futures contracts underlying the Reference Index, and therefore, the relative weighting of the commodities in the Index will not match exactly the relative weights of the commodities in the Reference Index on any given day. In order to reduce potential percentage weighting differences between the Index and the Reference Index and to minimize the tracking error to the Reference Index, the Index rebalances the relative weights of the Index Commodities throughout the Roll Period to target the then prevailing weights of the Index Commodities in the Reference Index.

On the index business day immediately preceding the commencement of the Roll Period, the index sponsor determines the target weight for the Index Commodities based on an estimate of the expected weights of the Index Commodities in the Reference Index at the end of such Roll Period. Also on such index business day, the same process used to determine the percentage dollar weights for the Reference Index on the date on which such weights are effective is used to determine the percentage dollar weights for the Index. However, as the futures contracts underlying the Index may not correspond to the futures contracts underlying the Reference Index, the closing prices used as part of such calculation may differ. The percentage dollar weights calculated as part of the monthly rebalancing process, using the prices of the futures contracts for each of the commodities underlying the Index, are therefore referred to as the “Adjusted Percentage Dollar Weights”. The relative weights of the Index Commodities are then rebalanced during each Roll Period, using these Adjusted Percentage Dollar Weights, in the same manner as the process used to re-weight the Reference Index each January.

As discussed above, the target weights for the Index Commodities underlying the Index are based on an estimate of the expected weights of the Index Commodities underlying the Reference Index immediately following the Roll Period. As a result, the relative weights of the Index Commodities underlying the Index immediately following the Roll Period may not correspond exactly to the relative weights of the Index Commodities underlying the Reference Index, although these differences are not expected to be material. Table 8 below provides historical examples of (a) the relative weights of the Index Commodities immediately following the Roll Period and (b) the difference between the relative weights of the Index Commodities in the Index and the Reference Index immediately following the Roll Period.

The Index was launched on October 30, 2009. All data relating to the period prior to the launch of the Index is an historical estimate by the index sponsor as to how the Index may have performed in the pre-launch period based upon available data on the closing prices of the futures contracts for the commodities underlying the Index and the percentage weightings of the Reference Index in effect in during that period. Such data does not represent actual performance and should not be interpreted as an indication of actual performance.

Table 8: Index Commodity Weight Comparison

	The Index commodity weights as of the 9th index business day each month
Date	CL	XB	HO	NG	CO	QS	LL	LP	LA	LX	LN	C	W	KW	S	SB	KC	CT	CC	FC	LH	LC	GC	SI
14-Sep-09	38.88%	4.59%	4.32%	4.29%	13.49%	4.60%	0.54%	3.54%	2.40%	0.66%	0.75%	3.00%	3.02%	0.62%	2.36%	2.92%	0.79%	1.05%	0.40%	0.53%	1.14%	2.76%	2.94%	0.38%
13-Oct-09	38.82%	4.48%	4.40%	5.40%	13.30%	4.58%	0.51%	3.27%	2.31%	0.68%	0.76%	3.33%	3.13%	0.64%	2.39%	2.54%	0.76%	1.03%	0.38%	0.47%	1.09%	2.49%	2.89%	0.37%
12-Nov-09	39.10%	4.61%	4.43%	4.49%	13.56%	4.61%	0.52%	3.35%	2.29%	0.70%	0.65%	3.44%	3.30%	0.65%	2.30%	2.39%	0.71%	1.07%	0.37%	0.44%	1.31%	2.44%	2.91%	0.35%
11-Dec-09	37.32%	4.52%	4.33%	5.05%	13.26%	4.48%	0.54%	3.63%	2.75%	0.77%	0.69%	3.53%	3.30%	0.65%	2.49%	2.58%	0.78%	1.16%	0.41%	0.46%	1.43%	2.46%	3.03%	0.36%
13-Jan-10	36.65%	4.41%	4.47%	5.03%	14.13%	5.28%	0.55%	3.71%	2.65%	0.78%	0.71%	3.17%	3.06%	0.60%	2.26%	2.82%	0.74%	1.09%	0.40%	0.41%	1.46%	2.46%	2.81%	0.36%
11-Feb-10	36.07%	4.63%	4.43%	5.00%	14.17%	5.42%	0.50%	3.63%	2.53%	0.72%	0.76%	3.25%	3.04%	0.60%	2.28%	2.92%	0.72%	1.15%	0.39%	0.44%	1.49%	2.70%	2.84%	0.32%
11-Mar-10	37.42%	4.82%	4.55%	3.98%	14.71%	5.68%	0.50%	3.72%	2.62%	0.74%	0.84%	3.02%	2.73%	0.54%	2.13%	2.04%	0.69%	1.18%	0.34%	0.44%	1.66%	2.58%	2.74%	0.33%
14-Apr-10	37.63%	4.72%	4.60%	3.57%	15.16%	5.88%	0.50%	3.77%	2.74%	0.74%	0.98%	2.89%	2.64%	0.53%	2.10%	1.73%	0.65%	1.15%	0.32%	0.45%	1.67%	2.50%	2.72%	0.34%
13-May-10	36.74%	4.65%	4.62%	3.86%	15.09%	5.95%	0.47%	3.59%	2.56%	0.69%	0.90%	3.12%	2.78%	0.56%	2.22%	1.51%	0.71%	1.23%	0.35%	0.48%	1.80%	2.69%	3.06%	0.38%
11-Jun-10	36.63%	4.62%	4.63%	4.57%	14.60%	5.87%	0.40%	3.44%	2.43%	0.58%	0.82%	3.17%	2.75%	0.57%	2.22%	1.74%	0.80%	1.26%	0.37%	0.48%	1.80%	2.62%	3.24%	0.38%
14-Jul-10	36.55%	4.59%	4.59%	4.00%	14.50%	5.88%	0.43%	3.48%	2.45%	0.61%	0.79%	3.31%	3.30%	0.66%	2.29%	1.84%	0.88%	1.13%	0.39%	0.49%	1.65%	2.72%	3.11%	0.37%
12-Aug-10	35.38%	4.13%	4.46%	3.98%	14.16%	5.74%	0.48%	3.69%	2.58%	0.66%	0.86%	3.55%	4.31%	0.84%	2.40%	1.99%	0.93%	1.28%	0.35%	0.47%	1.61%	2.74%	3.06%	0.36%
14-Sep-10	34.70%	4.10%	4.50%	3.59%	14.27%	5.73%	0.50%	3.77%	2.50%	0.68%	0.91%	4.03%	4.16%	0.84%	2.34%	2.39%	0.99%	1.40%	0.31%	0.46%	1.55%	2.78%	3.10%	0.39%
13-Oct-10	35.03%	4.17%	4.57%	3.33%	14.23%	5.74%	0.50%	3.83%	2.60%	0.70%	0.88%	4.31%	3.67%	0.76%	2.50%	2.55%	0.88%	1.48%	0.31%	0.41%	1.39%	2.60%	3.11%	0.43%
11-Nov-10	35.08%	4.08%	4.56%	3.18%	14.18%	5.71%	0.51%	3.85%	2.52%	0.70%	0.82%	4.18%	3.73%	0.76%	2.68%	2.60%	0.94%	1.82%	0.30%	0.41%	1.36%	2.53%	3.04%	0.47%
13-Dec-10	34.82%	4.26%	4.57%	3.37%	14.29%	5.70%	0.47%	3.94%	2.34%	0.63%	0.82%	4.10%	3.90%	0.79%	2.58%	2.66%	0.96%	1.73%	0.29%	0.42%	1.35%	2.55%	2.96%	0.49%
13-Jan-11	32.61%	4.48%	4.69%	3.18%	15.07%	6.32%	0.50%	3.97%	2.54%	0.65%	0.81%	4.37%	3.60%	0.90%	2.71%	2.81%	0.98%	1.83%	0.29%	0.42%	1.50%	2.60%	2.69%	0.47%
11-Feb-11	31.40%	4.58%	4.76%	2.79%	15.33%	6.48%	0.47%	4.00%	2.49%	0.64%	0.88%	4.83%	3.97%	0.98%	2.71%	2.45%	1.03%	2.32%	0.33%	0.41%	1.61%	2.53%	2.57%	0.47%

	Difference in commodity weights between the Index and the Reference Index on the 9th index business day each month
Date	CL	XB	HO	NG	CO	QS	LL	LP	LA	LX	LN	C	W	KW	S	SB	KC	CT	CC	FC	LH	LC	GC	SI
14-Sep-09	0.0%	0.0%	0.0%	-0.2%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.1%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
13-Oct-09	0.0%	0.0%	0.0%	0.1%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	-0.1%	0.0%	0.0%	0.0%
12-Nov-09	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
11-Dec-09	0.1%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	-0.1%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
13-Jan-10	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	-0.1%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
11-Feb-10	-0.1%	0.0%	0.0%	0.0%	-0.1%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
11-Mar-10	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
14-Apr-10	0.1%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
13-May-10	0.4%	-0.1%	0.0%	-0.1%	-0.1%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
11-Jun-10	0.1%	0.0%	0.0%	0.0%	-0.1%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
14-Jul-10	-0.1%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
12-Aug-10	0.0%	0.0%	0.0%	0.1%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
14-Sep-10	-0.1%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
13-Oct-10	0.0%	0.0%	0.0%	0.1%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	-0.1%	0.0%	0.0%	0.0%	0.0%	0.0%	0.1%	0.0%	0.0%
11-Nov-10	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	-0.1%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
13-Dec-10	0.0%	0.1%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	-0.1%	0.1%	0.0%	0.0%	0.0%	0.0%	-0.1%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
13-Jan-11	-0.1%	0.1%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	-0.1%	0.1%	0.0%	0.0%	0.1%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
11-Feb-11	0.3%	0.0%	0.0%	0.0%	-0.1%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	-0.1%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%

1	Rounded to one decimal place.

The Index Return Calculations

The initial level of the Index was set to 100.000 as of December 30, 1999. For each index business day thereafter, the level of the Index will be calculated by the index sponsor in accordance with the Reference Index methodology, except that for purposes of calculation, in respect of each commodity that forms part of, or that, after the next Reference Index Roll Period, will form part of the Reference Index:

1.	except for commodities in the Precious Metals Group, the nearby futures contract of that commodity on such index business day will be deemed to be the current futures contract of that commodity in the Index (i.e., the Selected Contract of that commodity as determined by the Barclays Pure Beta Series 2 Methodology, on the Observation Date immediately preceding the immediately preceding Observation Date);

2.	except for commodities in the Precious Metals Group, the next nearby futures contract of that commodity for such index business day will be deemed to be the Selected Contract of that commodity as determined by the Barclays Pure Beta Series 2 Methodology, on the immediately preceding Observation Date;

3.	the percentage dollar weight for the futures contract then currently included in the Index will be deemed to be the Adjusted Percentage Dollar Weight for such futures contract, as determined in accordance with the monthly rebalancing process; and

4.	the percentage dollar weight for the Selected Contract into which the Index will roll in the subsequent Reference Index Roll Period shall be the Adjusted Percentage Dollar Weight for such Selected Contract, as determined in accordance with the monthly rebalancing process.

Historical Performance of the Index

The Index was launched on October 30, 2009 and the base date for the Index is December 31, 1999. All data relating to the period prior to the launch date of the Index is an historical estimate by the index sponsor using available data as to how the Index may have performed in the pre-launch date period. Such data does not represent actual performance and should not be interpreted as an indication of actual performance. Accordingly, the following table and graph illustrate:

(i)	on a hypothetical basis, how the Index would have performed from December 31, 1999 to October 30, 2009 based on the selection criteria and methodology described above; and

(ii)	on an actual basis, how the Index has performed from October 30, 2009 onwards.

Date	Index Value
December 31, 1999	100.0000
December 29, 2000	142.2826
December 31, 2001	115.7864
December 31, 2002	157.8418
December 31, 2003	203.7612
December 31, 2004	280.2568
December 30, 2005	400.2727
December 29, 2006	391.2319
December 31, 2007	538.2280
December 31, 2008	317.2824
December 31, 2009	381.5893
December 31, 2010	424.6045
December 30, 2011	424.2794
December 31, 2012	420.8795
June 28, 2013	399.4727

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS

Barclays Pure Beta Series-2 TR Index Historical Performance

December 31, 1999—June 28, 2013

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS

Modifications to the Index

The index sponsor does not presently intend to modify the Index. However, under certain circumstances described in this section, the index sponsor may, in its sole discretion and in a commercially reasonable manner, make modifications to the Index. The index sponsor will publish any such modifications on http://ecommerce.barcap.com/indices/index.dxml.

Index Disruption Events

If, on any index business day, an Index Disruption Event (as defined below) occurs that, in the sole discretion of the index sponsor, affects the Index, the index sponsor may:

•

make, in its sole discretion, such determinations and/or adjustments in relation to (a) the methodology used to calculate the Index as the index sponsor considers necessary in order to maintain the objectives of the Index, or (b) the Index value as the index sponsor considers appropriate;

•	defer publication of the Index value and any other information relating to the Index until it determines, in its sole discretion, that no Index Disruption Event is occurring;

•	replace any Index Component(s) and/or the Reference Index with any successor reference asset(s) that the index sponsor considers appropriate for the purposes of continuing the Index;

•	defer or suspend publication of the Index in its sole discretion at any time; and/or

•	discontinue supporting the Index or terminate the calculation of the Index value and the publication of the Index value.

Any of the following will be an “Index Disruption Event”:

•

a material limitation, suspension or disruption in the trading of any Index Component(s) (including, but not limited to, the occurrence or announcement of a day on which there is a limitation on, or suspension of, the trading of any Index Component(s) imposed by the relevant exchange, trading facility or market by reason of movements exceeding “limit up” or “limit down” levels permitted by the relevant exchange, trading facility or market) that results in a failure by the relevant exchange, trading facility or market to report the closing price of any Index Component(s) on any index business day;

•

the index sponsor determines, in its sole discretion, that any Index Component(s) have ceased (or will cease) to be liquid, traded and/or publicly quoted for any reason in a manner acceptable to the index sponsor;

•	the index sponsor determines, in its sole discretion, that the Reference Index has ceased (or will cease) to be publicly quoted for any reason in a manner acceptable to the index sponsor;

•

the index sponsor determines, in its sole discretion, that (a) a change in the quality, construction, composition, or calculation methodology of the closing price of any Index Component(s) and/or the Reference Index has occurred, and/or (b) any event or measure that results in any Index Component(s) and/or the Reference Index being changed or altered has occurred;

•

the index sponsor deems it necessary, at any time and in its sole discretion, to replace any Index Component(s) and/or the Reference Index with an appropriate successor or appropriate successors in order to maintain the objectives of the Index;

•

the index sponsor determines, at any time, that as a result of a change in taxation (including, but not limited to, any tax imposed on the index sponsor or its affiliates), it is necessary to change any Index Component(s) or the methodology used to compose or calculate the Index;

•	an Index Force Majeure Event, as defined below, that lasts for at least 30 consecutive calendar days; and/or

•

any other event that would make the calculation of the Index impossible or infeasible, technically or otherwise, or that makes the Index non-representative of market prices or undermines the objectives of the Index or the reputation of the Index as a fair and tradable benchmark.

The following event will not be an Index Disruption Event:

•

a limitation on the hours or numbers of days of trading on the relevant exchanges, trading facilities or markets, but only if the limitation results from an announced change in the regular business hours of the relevant exchanges, trading facilities or markets.

Reference Index Change Events

If a Reference Index Change Event (as defined below) occurs, the index sponsor shall modify the Index in order to reflect the changes to the Reference Index, except in circumstances where, as a result of such changes:

•	the Index would cease to be a “tradable” Index that is readily accessible to market participants; and/or

•	it would be impossible or impractical for the index sponsor to continue to apply the Pure Beta Series 2 Methodology in each case as determined in the sole discretion of the index sponsor, in which case the index sponsor may, in its sole discretion:

•	make such determinations and/or adjustments to the Index as the index sponsor considers necessary in order to maintain the objectives of the Index; or

•	continue to use the version of the Index that was used by the index sponsor to calculate the level of the Index immediately prior to the Reference Index Change Event.

A “Reference Index Change Event” means any change to the Reference Index made by the index sponsor of the Reference Index, as determined by the index sponsor in its sole discretion, including, without limitation, the inclusion of a new Index Commodity in the Reference Index or in the list of commodities eligible for inclusion in the Reference Index.

Index Force Majeure Events

If, on any index business day, an Index Force Majeure Event (as defined below) occurs that, in the sole discretion of the index sponsor, affects the Index, the index sponsor may, in order to take into account such Index Force Majeure Event:

•

make, in its sole discretion, such determinations and/or adjustments in relation to (a) the methodology used to calculate the Index as the index sponsor considers necessary in order to maintain the objectives of the Index, or (b) the Index value as the index sponsor considers appropriate; and/or

•	defer publication of the Index value and any other information relating to the Index until it determines, in its sole discretion, that no Index Force Majeure Event is occurring.

An “Index Force Majeure Event” means an event or circumstance (including, without limitation, a systems failure, natural or man-made disaster, act of God, armed conflict, act of terrorism, riot or labor disruption or any similar intervening circumstance) that is beyond the reasonable control of the index sponsor and that the index sponsor determines affects the Index and/or any Index Component(s) and/or the Reference Index.

Change in Methodology

While the index sponsor currently employs the methodology described in this pricing supplement to calculate the Index, from time to time it may be necessary to modify the methodology (including the information or inputs on which the Index is based). The index sponsor reserves the right, in its sole discretion, to make such modifications to the methodology in a commercially reasonable manner. Where the index sponsor elects to make a modification or change in the methodology, the index sponsor will make reasonable efforts to ensure that such modifications will result in a methodology that is consistent with the methodology described above.

Termination

The index sponsor may, in its sole discretion, at any time and without notice, terminate the calculation and/or publication of the Index value.

Errors

The index sponsor reserves the right to make adjustments to correct errors contained in previously published information relating to the Index, including but not limited to the Index value, and to publish the corrected information, but is under no obligation to do so and shall have no liability in respect of any errors or omissions contained in any subsequent publication. Notwithstanding the above, the index sponsor will not adjust or correct any previously published Index value other than in cases of manifest error.

Adjustments

The index sponsor may, at any time and without notice, change the name of the Index, the place and time of the publication of the Index value and the frequency of publication of the Index value.

Disclaimer

The index sponsor does not guarantee the accuracy and/or completeness of the Index, any data included therein, or any data from which it is based, and the index sponsor shall have no liability for any errors, omissions, or interruptions therein.

The index sponsor makes no warranty, express or implied, as to the results to be obtained from the use of the Index. The index sponsor makes no express or implied warranties, and expressly disclaims all warranties of merchantability or fitness for a particular purpose or use with respect to the Index or any data included therein. Without limiting any of the foregoing, in no event shall the index sponsor have liability for any special, punitive, indirect or consequential damages, lost profits, loss of opportunity or other financial loss, even if notified of the possibility of such damages.

Neither the index sponsor nor any of its affiliates or subsidiaries or any of their respective directors, officers, employees, representatives, delegates or agents shall have any responsibility to any person (whether as a result of negligence or otherwise) for any determination made or anything done (or omitted to be determined or done) in respect of the Index or publication of the Index value (or failure to publish such value) and any use to which any person may put the Index or the Index value. In addition, although the index sponsor reserves the right to make adjustments to correct previously incorrectly published information, including but not limited to the Index value, the index sponsor is under no obligation to do so and shall have no liability in respect of any errors or omissions.

Nothing in this disclaimer shall exclude or limit liability to the extent such exclusion or limitation is not permitted by law.

License Agreement

The S&P GSCI® Index and the S&P GSCI® Total Return Index (the “S&P GSCI Indexes”) are products of S&P Dow Jones Indices LLC (“SPDJI”), and have been licensed for use by Barclays Bank PLC. S&P® and GSCI® are registered trademarks of Standard & Poor’s Financial Services LLC (“SPFS”). These trademarks have been licensed to SPDJI and its affiliates and sublicensed to Barclays Bank PLC for certain purposes. The S&P GSCI Indexes are not owned, endorsed, or approved by or associated with Goldman, Sachs & Co. or its affiliated companies.

The ETNs are not sponsored, endorsed, sold or promoted by SPDJI, SPFS, or any of their respective affiliates (collectively, “S&P Dow Jones Indices”). S&P Dow Jones Indices does not make any representation or warranty, express or implied, to the owners of the ETNs or any member of the public regarding the advisability of investing in securities generally or in the ETNs particularly or the ability of the S&P GSCI Indexes to track general market performance. S&P Dow Jones Indices’ only relationship to Barclays Bank PLC with respect to the S&P GSCI Indexes is the licensing of the S&P GSCI Indexes and certain trademarks, service marks and/or trade names of S&P Dow Jones Indices and/or its licensors. The S&P GSCI Indexes is determined, composed and calculated by S&P Dow Jones Indices without regard to Barclays Bank PLC or the ETNs. S&P Dow Jones Indices has no obligation to take the needs of Barclays Bank PLC or the owners of the ETNs into consideration in determining, composing or calculating the S&P GSCI Indexes. S&P Dow Jones Indices is not responsible for and has not participated in the determination of the prices, and amount of the ETNs or the timing of the issuance or sale of the ETNs or in the determination or calculation of the equation by which the ETNs are to be converted into cash, surrendered or redeemed, as the case may be. S&P Dow Jones Indices has no obligation or liability in connection with the administration, marketing or trading of the ETNs. There is no assurance that investment products based on the S&P GSCI Indexes will accurately track the performance of the index or provide positive investment returns. SPDJI is not an investment advisor. Inclusion of a security within the S&P GSCI Indexes is not a recommendation by S&P Dow Jones Indices to buy, sell, or hold such security, nor is it considered to be investment advice. In addition, CME Group Inc. and its affiliates may trade financial products which are linked to the performance of the S&P GSCI Indexes. It is possible that this trading activity will affect the value of the S&P GSCI Indexes and the ETNs.

S&P DOW JONES INDICES DOES NOT GUARANTEE THE ADEQUACY, ACCURACY, TIMELINESS AND/OR THE COMPLETENESS OF THE S&P GSCI INDEX OR ANY DATA RELATED THERETO OR ANY COMMUNICATION (INCLUDING BUT NOT LIMITED TO, ORAL OR WRITTEN COMMUNICATION (INCLUDING ELECTRONIC COMMUNICATIONS)) WITH RESPECT THERETO. S&P DOW JONES INDICES SHALL NOT BE SUBJECT TO ANY DAMAGES OR LIABILITY FOR ANY ERRORS, OMISSIONS, OR DELAYS THEREIN. S&P DOW JONES INDICES MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE OR AS TO RESULTS TO BE OBTAINED BY BARCLAYS BANK PLC, OWNERS OF THE ETNS, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S&P GSCI INDEXES OR WITH RESPECT TO ANY DATA RELATED THERETO. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT WHATSOEVER SHALL S&P DOW JONES INDICES BE LIABLE FOR ANY INDIRECT, SPECIAL, INCIDENTAL, PUNITIVE, OR CONSEQUENTIAL DAMAGES INCLUDING BUT NOT LIMITED TO, LOSS OF PROFITS, TRADING LOSSES, LOST TIME OR GOODWILL, EVEN IF THEY HAVE BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES, WHETHER IN CONTRACT, TORT, STRICT LIABILITY, OR OTHERWISE. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN S&P DOW JONES INDICES AND BARCLAYS BANK PLC, OTHER THAN THE LICENSORS OF S&P DOW JONES INDICES.

VALUATION OF THE ETNS

The market value of the ETNs will be affected by several factors, many of which are beyond our control. We expect that generally the level of the Index on any day will affect the market value of the ETNs more than any other factors. Other factors that may influence the market value of the ETNs include, but are not limited to, supply and demand for the ETNs, the volatility of the Index, the market price of the Index Components, the Treasury Bill rate of interest, the volatility of commodities prices, economic, financial, political, regulatory, or judicial events that affect the value of the Index or the market price of Index Components, the general interest rate environment, as well as the perceived creditworthiness of Barclays Bank PLC. See “Risk Factors” in this pricing supplement for a discussion of the factors that may influence the market value of the ETNs prior to maturity.

Intraday Indicative Value

An intraday indicative value meant to approximate the intrinsic economic value of the ETNs will be calculated and published every 15 seconds during each trading day by NYSE Arca or a successor via the facilities of the Consolidated Tape Association under the ticker symbol “SBV.IV”. In connection with the ETNs, we use the term “intraday indicative value” to refer to the value at a given time determined based on the following equation:

Intraday Indicative Value = Closing Indicative Value on the immediately preceding calendar day X Current Daily Index Factor where:

Closing Indicative Value = The closing indicative value of the ETNs as described in this pricing supplement;

Current Daily Index Factor = The most recent published level of the Index as reported by the index sponsor / the closing level of the Index on the immediately preceding trading day; and

The intraday indicative value calculation will be provided for reference purposes only. It is not intended as a price or quotation, or as an offer or solicitation for the purchase, sale, redemption or termination of your ETNs, nor will it reflect hedging or transaction costs, credit considerations, market liquidity or bid-offer spreads. Furthermore, as the intraday indicative note value is calculated using the closing indicative note value on the immediately preceding calendar day, the intraday indicative note value published at any time during a given trading day will not reflect the futures execution cost or the investor fee that may have accrued over the course of such trading day. Published Index levels from the index sponsor may occasionally be subject to delay or postponement. Any such delays or postponements will affect the current Index level and therefore the intraday indicative value of your ETNs. Index levels provided by the index sponsor will not necessarily reflect the depth and liquidity of the underlying commodities markets. For this reason and others, the actual trading price of the ETNs may be different from their intraday indicative value.

As discussed in “Specific Terms of the ETNs—Payment Upon Holder Redemption and Upon Issuer Redemption”, you may, subject to certain restrictions, choose to redeem your ETNs on any redemption date during the term of the ETNs. If you redeem your ETNs on a particular redemption date, you will receive a cash payment on such date in U.S. dollars per ETN in an amount equal to the closing indicative value on the applicable valuation date. You must redeem at least 50,000 ETNs at one time in order to exercise your right to redeem your ETNs on any redemption date. The daily redemption feature is intended to induce arbitrageurs to counteract any trading of the ETNs at a discount to their indicative value, though there can be no assurance that arbitrageurs will employ the redemption feature in this manner.

NYSE Arca is not affiliated with Barclays Bank PLC and does not approve, endorse, review or recommend Barclays Bank PLC or the ETNs.

The closing indicative note value, the intraday indicative note value and other information furnished in connection with the of ETNs will be derived from sources deemed reliable, but NYSE Arca and its suppliers do not guarantee the correctness or completeness of the closing indicative note value, the intraday indicative note value or other information furnished in connection with the of ETNs. NYSE ARCA MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY BARCLAYS BANK PLC, BARCLAYS BANK PLC’S CUSTOMERS, HOLDERS OF THE ETNS, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE CLOSING INDICATIVE NOTE VALUE, THE INTRADAY INDICATIVE NOTE VALUE OR ANY DATA INCLUDED THEREIN WITH RESPECT TO THE ETNs. NYSE ARCA MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE WITH RESPECT TO THE CLOSING INDICATIVE NOTE VALUE, THE INTRADAY INDICATIVE NOTE VALUE OR ANY DATA INCLUDED THEREIN WITH RESPECT TO THE ETNs.

NYSE Arca and its employees, subcontractors, agents, suppliers and vendors shall have no liability or responsibility, contingent or otherwise, for any injury or damages, whether caused by the negligence of either NYSE Arca or its employees, subcontractors, agents, suppliers or vendors or otherwise, arising in connection with the closing indicative note value, the intraday indicative note value or any data included therein with respect to the ETNs, and shall not be liable for any lost profits, losses, punitive, incidental or consequential damages. NYSE Arca shall not be responsible for or have any liability for any injuries or damages caused by errors, inaccuracies, omissions or any other failure in, or delays or interruptions of, the closing indicative note value, the intraday indicative note value or any data included therein with respect to the ETNs, from whatever cause. NYSE Arca is not responsible for the selection of or use of the Index or the ETNs, the accuracy and adequacy of the Index or information used by Barclays Bank PLC and the resultant output thereof.

SPECIFIC TERMS OF THE ETNS

In this section, references to “holders” mean those who own the ETNs registered in their own names, on the books that we or the trustee maintain for this purpose, and not those who own beneficial interests in the ETNs registered in street name or in the ETNs issued in book-entry form through DTC or another depositary. Owners of beneficial interests in the ETNs should read the section entitled “Description of Debt Securities—Legal Ownership; Form of Debt Securities” in the accompanying prospectus.

The ETNs are part of a series of debt securities entitled “Global Medium-Term Notes, Series A” (the “medium-term notes”) that we may issue under the indenture, dated September 16, 2004, between Barclays Bank PLC and The Bank of New York Mellon, as trustee, from time to time. This pricing supplement summarizes specific financial and other terms that apply to the ETNs. Terms that apply generally to all medium-term notes are described in “Description of Medium-Term Notes” and “Terms of the Notes” in the accompanying prospectus supplement, and terms that apply generally to all index-linked notes are described in “Reference Assets—Indices” in the accompanying prospectus supplement. The terms described here (i.e., in this pricing supplement) supplement those described in the accompanying prospectus, prospectus supplement and any related free writing prospectuses and, if the terms described here are inconsistent with those described in those documents, the terms described here are controlling.

Please note that the information about the price to the public and the proceeds to Barclays Bank PLC on the front cover of this pricing supplement relates only to the initial sale of the ETNs. If you have purchased the ETNs in a market-making transaction after the initial sale, information about the price and date of sale to you will be provided in a separate confirmation of sale.

We describe the terms of the ETNs in more detail below.

Coupon

We will not pay you interest during the term of the ETNs.

Denomination

We will offer the ETNs in denominations of $50.

Payment at Maturity

If you or we have not previously redeemed your ETNs, you will receive a cash payment in U.S. dollars at maturity per ETN in an amount equal to the closing indicative value on the final valuation date.

Inception, Issuance and Maturity

The ETNs and were first sold on April 20, 2011, which we refer to as their inception date. The ETNs were first issued on April 26, 2011, and will be due on April 18, 2041.

If the maturity date stated on the cover of this pricing supplement is not a business day, the maturity date will be the next following business day. If the fifth business day before this day does not qualify as a valuation date (as described below), then the maturity date will be the fifth business day following the final valuation date. The calculation agent may postpone the final valuation date—and therefore the maturity date—if a market disruption event occurs or is continuing on a day that would otherwise be the final valuation date. We describe market disruption events under “—Market Disruption Event” below.

In the event that payment at maturity is deferred beyond the stated maturity date, penalty interest will not accrue or be payable with respect to that deferred payment.

Payment Upon Holder Redemption and Upon Issuer Redemption

Prior to maturity, you may, subject to certain restrictions, choose to redeem your ETNs on any redemption date during the term of the ETNs, provided that you present at least 50,000 ETNs for redemption, or your broker or other financial intermediary (such as a bank or other financial institution not required to register as a broker-dealer) to engage in securities transactions) bundles your ETNs for redemption with those of other investors to reach this minimum. If you redeem your ETNs on a particular redemption date, you will receive a cash payment in U.S. dollars per ETN on such date in an amount equal to the closing indicative value on the applicable valuation date. You must redeem at least 50,000 ETNs at one time in order to exercise your right to redeem your ETNs on any redemption date. We may from time to time in our sole discretion reduce, in part or in whole, the minimum redemption amount of 50,000 ETNs. Any such reduction will be applied on a consistent basis for all holders of ETNs at the time the reduction becomes effective.

Prior to maturity, we may redeem the ETNs (in whole but not in part) at our sole discretion on any trading day on or after the inception date until and including maturity. If we redeem the ETNs, you will receive a cash payment in U.S. dollars per ETN in an amount equal to the closing indicative value on the applicable valuation date.

In the event that payment upon redemption is deferred beyond the original redemption date, penalty interest will not accrue or be payable with respect to that deferred payment.

Closing Indicative Value

The closing indicative value for the ETNs on any calendar day will be calculated in the following manner. The closing indicative value on the inception date will equal $50. On each subsequent calendar day until maturity or early redemption, the closing indicative value will be equal to (1) the closing indicative value on the immediately preceding calendar day times (2) the daily index factor on such calendar day (or, if such day is not a trading day, one) minus (3) the investor fee on such calendar day minus (4) the futures execution cost on such calendar day.

Daily Index Factor

The daily index factor for the ETNs on any index business day will be equal to (1) the closing level of the Index on such index business day divided by (2) the closing level of the Index on the immediately preceding index business day.

Investor Fee

The investor fee for each ETN is 0.75% per year times the closing indicative value times the daily index factor, calculated on a daily basis in the following manner. The investor fee on the inception date will equal zero. On each subsequent calendar day until maturity or early redemption, the investor fee will be equal to (1) 0.75% times (2) the closing indicative value on the immediately preceding calendar day times (3) the daily index factor on that day (or, if such day is not an index business day, one) divided by (4) 365. Because the investor fee is calculated and subtracted from the closing indicative value on a daily basis, the net effect of the fee accumulates over time and is subtracted at the rate of 0.75% per year.

Futures execution Cost

The futures execution cost is designed to approximate the estimated costs of maintaining a rolling position in the futures contracts underlying the Index. The futures execution cost per ETN on any given calendar day will be calculated in the following manner: The futures execution cost for the ETNs on the inception date will equal zero. On each subsequent calendar day until maturity or early redemption of the ETNs, the futures execution cost for each ETN will be equal to (1) 0.10% times (2) the applicable closing indicative value on the immediately preceding calendar day times (3) the applicable daily index factor on such calendar day (or, if such day is not an index business day, one) divided by (4) 365. The net effect of the futures execution cost accumulates over time and is subtracted at the rate of 0.10% per year.

Index Business Day

An “index business day” is a day on which the Index is calculated, as determined by the NYSE Euronext Holiday & Hours schedule, as published on http://www.nyse.com/about/newsevents/1176373643795.html or any successor website thereto.

Valuation Date

A valuation date is each business day from April 20, 2011 to April 15, 2041, inclusive (subject to the occurrence of a market disruption event), or, if such date is not a trading day, the next succeeding trading day, not to exceed five business days. We refer to April 15, 2041 as the “final valuation date”.

Redemption Date for Holder Redemption

In the case of holder redemption, a redemption date is the third business day following a valuation date (other than the final valuation date). The final redemption date will be the third business day following the valuation date that is immediately prior to the final valuation date.

Redemption Date for Issuer Redemption

In the case of issuer redemption, a redemption date is the date specified by us in the issuer redemption notice, which will in no event be prior to the tenth calendar day following the date on which we deliver such notice.

Trading Day

A trading day is a day on which (i) the value of the Index is published by the index sponsor, (ii) trading is generally conducted on NYSE Arca and (iii) trading is generally conducted on the markets on which the futures contracts underlying the Index are traded, in each case as determined by the calculation agent in its sole discretion.

Holder Redemption Procedures

You may, subject to the minimum redemption amount described above, elect to redeem your ETNs on any redemption date. To redeem your ETNs, you must instruct your broker or other person with whom you hold your ETNs to take the following steps:

•

deliver a notice of holder redemption, which is attached as Annex A, to us via email by no later than 4:00 p.m., New York City time, on the business day prior to the applicable valuation date. If we receive your notice by the time specified in the preceding sentence, we will respond by sending you a form of confirmation of holder redemption, which is attached as Annex B;

•

deliver the signed confirmation of holder redemption to us via facsimile in the specified form by 5:00 p.m., New York City time, on the same day. We or our affiliate must acknowledge receipt in order for your confirmation to be effective;

•

instruct your DTC custodian to book a delivery vs. payment trade with respect to your ETNs on the valuation date at a price equal to the applicable closing indicative value, facing Barclays DTC 5101; and

•

cause your DTC custodian to deliver the trade as booked for settlement via DTC at or prior to 10:00 a.m., New York City time, on the applicable redemption date (the third business day following the valuation date).

Different brokerage firms may have different deadlines for accepting instructions from their customers. Accordingly, you should consult the brokerage firm through which you own your interest in the ETNs in respect of such deadlines. If we do not receive your notice of holder redemption by 4:00 p.m., New York City time, or your confirmation of holder redemption by 5:00 p.m., New York City time, on the business day prior to the applicable valuation date, your notice will not be effective and we will not redeem your ETNs on the applicable redemption date. Any redemption instructions for which we (or our affiliate) receive a valid confirmation in accordance with the procedures described above will be irrevocable.

If you elect to redeem your ETNs on a redemption date that is later in time than the redemption date resulting from our subsequent election to exercise our issuer redemption right, your election to redeem your ETNs will be deemed to be ineffective, and your ETNs will instead be redeemed on the redemption date pursuant to such issuer redemption.

Issuer Redemption Procedures

We have the right to redeem or “call” the ETNs (in whole but not in part) at our sole discretion without your consent on any trading day on or after inception date until and including maturity. If we elect to redeem the ETNs, we will deliver written notice of such election to redeem to the holders of such ETNs not less than ten calendar days prior to the redemption date specified by us in such notice. In this scenario, the final valuation date will be deemed to be the fifth trading day prior to the redemption date (subject to postponement in the event of a market disruption event as described below in this pricing supplement), and the ETNs will be redeemed on the date specified by us in the issuer redemption notice, but in no event prior to the tenth calendar day following the date on which we deliver such notice.

Market Disruption Event

As set forth under “—Payment at Maturity” and “—Payment Upon Holder Redemption and Upon Issuer Redemption” above, the calculation agent will determine the value of the Index on each valuation date, including the final valuation date. As described above, a valuation date may be postponed and thus the determination of the value of the Index may be postponed if the calculation agent determines that, on a valuation date, a market disruption event has occurred or is continuing in respect of any Index Component. If such a postponement occurs, the Index Components unaffected by the market disruption event shall be determined on the scheduled valuation date and the value of the affected Index Component shall be determined using the closing value of the affected Index Component on the first trading day after that day on which no market disruption event occurs or is continuing. In no event, however, will a valuation date for the ETNs be postponed by more than five trading days.

If a valuation date is postponed until the fifth trading day following the scheduled valuation date but a market disruption event occurs or is continuing on such day, that day will nevertheless be the valuation date and the calculation agent will make a good faith estimate in its sole discretion of the value of the Index for such day.

Any of the following will be a market disruption event:

•

a material limitation, suspension or disruption in the trading of any Index Component which results in a failure by the trading facility on which the relevant contract is traded to report a daily contract reference price (the price of the relevant contract that is used as a reference or benchmark by market participants);

•

the daily contract reference price for any Index Component is a “limit price”, which means that the daily contract reference price for such contract has increased or decreased from the previous day’s daily contract reference price by the maximum amount permitted under the applicable rules or procedures of the relevant trading facility;

•	failure of the applicable trading facility or other price source to announce or publish the daily contract reference price for one or more Index Components; or

•

any other event, if the calculation agent determines in its sole discretion that the event materially interferes with our ability or the ability of any of our affiliates to unwind all or a material portion of a hedge with respect to the ETNs that we or our affiliates have effected or may effect as described below under “Use of Proceeds and Hedging” in this pricing supplement.

The following events will not be market disruption events:

•

a limitation on the hours or numbers of days of trading on a trading facility on which any Index Component is traded, but only if the limitation results from an announced change in the regular business hours of the relevant market; or

•	a decision by a trading facility to permanently discontinue trading in any Index Component.

Default Amount on Acceleration

If an event of default occurs and the maturity of the ETNs is accelerated, we will pay the default amount in respect of the principal of the ETNs at maturity. We describe the default amount below under “—Default Amount”.

For the purpose of determining whether the holders of our medium-term notes, of which the ETNs are a part, are entitled to take any action under the indenture, we will treat the stated principal amount of each ETN outstanding as the principal amount of that ETN. Although the terms of the ETNs may differ from those of the other medium-term notes, holders of specified percentages in principal amount of all medium-term notes, together in some cases with other series of our debt securities, will be able to take action affecting all the medium-term notes, including the ETNs. This action may involve changing some of the terms that apply to the medium-term notes, accelerating the maturity of the medium-term notes after a default or waiving some of our obligations under the indenture. We discuss these matters in the attached prospectus under “Description of Debt Securities—Modification and Waiver” and “—Senior Events of Default; Subordinated Events of Default and Defaults; Limitations of Remedies”.

Default Amount

The default amount for the ETNs on any day will be an amount, determined by the calculation agent in its sole discretion, equal to the cost of having a qualified financial institution, of the kind and selected as described below, expressly assume all our payment and other obligations with respect to the ETNs as of that day and as if no default or acceleration had occurred, or to undertake other obligations providing substantially equivalent economic value to you with respect to the ETNs. That cost will equal:

•	the lowest amount that a qualified financial institution would charge to effect this assumption or undertaking, plus

•	the reasonable expenses, including reasonable attorneys’ fees, incurred by the holders of the ETNs in preparing any documentation necessary for this assumption or undertaking.

During the default quotation period for the ETNs, which we describe below, the holders of the ETNs and/or we may request a qualified financial institution to provide a quotation of the amount it would charge to effect this assumption or undertaking. If either party obtains a quotation, it must notify the other party in writing of the quotation. The amount referred to in the first bullet point above will equal the lowest—or, if there is only one, the only—quotation obtained, and as to which notice is so given, during the default quotation period. With respect to any quotation, however, the party not obtaining the quotation may object, on reasonable and significant grounds, to the assumption or undertaking by the qualified financial institution providing the quotation and notify the other party in writing of those grounds within two business days after the last day of the default quotation period, in which case that quotation will be disregarded in determining the default amount.

Default Quotation Period

The default quotation period is the period beginning on the day the default amount first becomes due and ending on the third business day after that day, unless:

•	no quotation of the kind referred to above is obtained, or

•	every quotation of that kind obtained is objected to within five business days after the due date as described above.

If either of these two events occurs, the default quotation period will continue until the third business day after the first business day on which prompt notice of a quotation is given as described above. If that quotation is objected to as described above within five business days after that first business day, however, the default quotation period will continue as described in the prior sentence and this sentence.

In any event, if the default quotation period and the subsequent two business day objection period have not ended before the final valuation date, then the default amount will equal the principal amount of the ETNs.

Qualified Financial Institutions

For the purpose of determining the default amount at any time, a qualified financial institution must be a financial institution organized under the laws of any jurisdiction in the United States of America or Europe, which at that time has outstanding debt obligations with a stated maturity of one year or less from the date of issue and rated either:

•	A-1 or higher by Standard & Poor’s Ratings Services, or any successor, or any other comparable rating then used by that rating agency, or

•	P-1 or higher by Moody’s Investors Service, or any successor, or any other comparable rating then used by that rating agency.

Further Issuances

We may, without your consent, create and issue additional securities having the same terms and conditions as the ETNs. If there is substantial demand for the ETNs, we may issue additional ETNs frequently. We may consolidate the additional securities to form a single class with the outstanding ETNs.

Discontinuance or Modification of the Index

If the index sponsor discontinues publication of the Index and it or any other person or entity publishes an index that the calculation agent determines is comparable to the Index and approves as a successor index, then the calculation agent will determine the value of the Index on the applicable valuation date and the amount payable at maturity or upon early redemption by reference to such successor index.

If the calculation agent determines that the publication of the Index is discontinued and that there is no successor index, or that the closing level of the Index is not available because of a market disruption event or for any other reason, on the date on which the value of the Index is required to be determined, or if for any other reason the Index is not available to us or the calculation agent on the relevant date, the calculation agent will determine the amount payable by a computation methodology that the calculation agent determines will as closely as reasonably possible replicate the Index.

If the calculation agent determines that the Index, the Index Components or the method of calculating the Index has been changed at any time in any respect—including any addition, deletion or substitution and any reweighting or rebalancing of Index Components, and whether the change is made by the index sponsor under its existing policies or following a modification of those policies, is due to the publication of a successor index, is due to events affecting one or more of the Index Components, or is due to any other reason—then the calculation agent will be permitted (but not required) to make such adjustments to the Index or method of calculating the Index as it believes are appropriate to ensure that the value of the Index used to determine the amount payable on the maturity date or upon redemption is equitable.

All determinations and adjustments to be made by the calculation agent with respect to the value of the Index and the amount payable at maturity or upon early redemption or otherwise relating to the value of the Index may be made in the calculation agent’s sole discretion. See “Risk Factors” in this pricing supplement for a discussion of certain conflicts of interest which may arise with respect to the calculation agent.

Manner of Payment and Delivery

Any payment on or delivery of the ETNs at maturity will be made to accounts designated by you and approved by us, or at the office of the trustee in New York City, but only when the ETNs are surrendered to the trustee at that office. We also may make any payment or delivery in accordance with the applicable procedures of the depositary.

Business Day

When we refer to a business day with respect to the ETNs, we mean a Monday, Tuesday, Wednesday, Thursday or Friday that is not a day on which banking institutions in London or New York City generally are authorized or obligated by law, regulation or executive order to close.

Role of Calculation Agent

Currently, Barclays Bank PLC serves as the calculation agent. We may change the calculation agent after the original issue date of the ETNs without notice. The calculation agent will, in its sole discretion, make all determinations regarding the value of the ETNs, including at maturity or upon early redemption, market disruption events, business days, trading days, the daily commodity index return, the futures execution cost, the investor fee, the default amount, the closing indicative value of the ETNs on any valuation date, the maturity date, redemption dates, the amount payable in respect of your ETNs at maturity or upon early redemption and any other calculations or determinations to be made by the calculation agent as specified herein. Absent manifest error, all determinations of the calculation agent will be final and binding on you and us, without any liability on the part of the calculation agent. You will not be entitled to any compensation from us for any loss suffered as a result of any of the above determinations by the calculation agent.

CLEARANCE AND SETTLEMENT

DTC participants that hold the ETNs through DTC on behalf of investors will follow the settlement practices applicable to equity securities in DTC’s settlement system with respect to the primary distribution of the ETNs and secondary market trading between DTC participants.

USE OF PROCEEDS AND HEDGING

We will use the net proceeds we receive from the sale of the ETNs for the purposes we describe in the attached prospectus supplement under “Use of Proceeds and Hedging”. We or our affiliates may also use those proceeds in transactions intended to hedge our obligations under the ETNs as described below.

In anticipation of the sale of the ETNs, we or our affiliates expect to enter into hedging transactions involving purchases of instruments linked to the Index prior to or on the inception date. In addition, from time to time after we issue the ETNs, we or our affiliates may enter into additional hedging transactions or unwind those hedging transactions we have entered into. In this regard, we or our affiliates may:

•

acquire or dispose of long or short positions in listed or over-the-counter options, futures, or other instruments linked to some or all of the Index Components (including the underlying commodities) or the Index;

•	acquire or dispose of long or short positions in listed or over-the-counter options, futures, or other instruments linked to the level of other similar market indices, contracts or commodities; or

•	any combination of the above two.

We or our affiliates may acquire a long or short position in securities similar to the ETNs from time to time and may, in our or their sole discretion, hold or resell those securities.

Our affiliate, Barclays Capital Inc., may make a market in the ETNs. In connection with any such market making activities, Barclays Capital Inc. may acquire long or short positions in the ETNs, including through options or other derivative financial instruments linked to the ETNs, and may hedge such long or short positions by selling or purchasing the ETNs or entering into options or other derivative financial instruments linked to the ETNs.

We or our affiliates may close out our or their hedge positions on or before the final valuation date. That step may involve sales or purchases of listed or over-the-counter options or futures on Index Components (including the underlying commodities) or listed or over-the-counter options, futures, or other instruments linked to the level of the Index Components or the Index, as well as other indices designed to track the performance of the Index or other components of the commodities market.

The hedging activity discussed above may adversely affect the level of the Index and, as a consequence, the market value of the ETNs from time to time and the amount payable at maturity or upon early redemption. See “Risk Factors” in this pricing supplement for a discussion of possible adverse effects related to our hedging activities.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following section supplements the discussion of U.S. federal income taxation in the accompanying prospectus supplement and is the opinion of Sullivan & Cromwell LLP, our counsel. It applies to you only if you are a U.S. holder (as defined below) and you hold your ETNs as capital assets for tax purposes. This section does not apply to you if you are a member of a class of holders subject to special rules, such as:

•	a dealer in securities or currencies;

•	a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings;

•	a bank;

•	a life insurance company;

•	a tax-exempt organization;

•	a regulated investment company;

•	a partnership or other pass-through entity;

•	a person that owns an ETN as a hedge or that is hedged against interest rate risks;

•	a person that owns an ETN as part of a straddle or conversion transaction for tax purposes; or

•	a U.S. holder (as defined below) whose functional currency for tax purposes is not the U.S. dollar.

This section is based on the U.S. Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations under the Internal Revenue Code, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis.

You should consult your tax advisor concerning the U.S. federal income tax and other tax consequences of your investment in the ETNs in your particular circumstances, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

This section describes the tax consequences to a U.S. holder. You are a U.S. holder if you are a beneficial owner of an ETN and you are for U.S. federal income tax purposes:

•	a citizen or resident of the United States;

•	a domestic corporation;

•	an estate whose income is subject to U.S. federal income tax regardless of its source; or

•	a trust if a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust.

In the opinion of our counsel, Sullivan & Cromwell LLP, the ETNs should be treated as a pre-paid executory contract with respect to the Index. Pursuant to the terms of the ETNs, Barclays Bank PLC and you agree, in the absence of a change in law or an administrative or judicial ruling to the contrary, to treat the ETNs for all U.S. federal income tax purposes in accordance with such characterization. If the ETNs are so treated, you should generally recognize capital gain or loss upon the sale, early redemption or maturity of your ETNs in an amount equal to the difference between the amount you receive at such time and your tax basis in the ETNs. In general, your tax basis in your ETNs will be equal to the price you paid for your ETNs. Capital gain of a noncorporate U.S. holder that is recognized in a taxable year beginning before January 1, 2013 is generally taxed at a maximum rate of 15% in cases where the holder has a holding period of greater than one year. Thereafter, capital gain of a noncorporate U.S. holder is generally taxed at preferential rates in cases where the holder has a holding period of greater than one year.

No statutory, judicial or administrative authority directly discusses how your ETNs should be treated for U.S. federal income tax purposes. As a result, the U.S. federal income tax consequences of your investment in the ETNs are uncertain and alternative characterizations are possible. Accordingly, we urge you to consult your tax advisor in determining the tax consequences of an investment in your ETNs in your particular circumstances, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

Alternative Treatments

There is no judicial or administrative authority discussing how your ETNs should be treated for U.S. federal income tax purposes. Therefore, the Internal Revenue Service might assert your ETNs should be treated in a manner that differs from that described above. For example, the Internal Revenue Service might assert that your ETNs should be treated, as debt instruments subject to the special tax rules governing contingent payment debt instruments. If your ETNs are so treated, you would be required to accrue interest income over the term of your ETNs based upon the yield at which we would issue a non-contingent fixed-rate debt instrument with other terms and conditions similar to your ETNs. You would recognize gain or loss upon the sale, early redemption or maturity of your ETNs in an amount equal to the difference, if any, between the amount you receive at such time and your adjusted basis in your ETNs. In general, your adjusted basis in your ETNs would be equal to the amount you paid for your ETNs, increased by the amount of interest you previously accrued with respect to your ETNs. Any gain you recognize upon the sale, early redemption or maturity of your ETNs would be ordinary income and any loss recognized by you at such time would be ordinary loss to the extent of interest you included in income in the current or previous taxable years in respect of your ETNs, and thereafter would be capital loss.

Moreover, it is possible that the Internal Revenue Service could seek to tax your ETNs by reference to your deemed ownership of the underlying assets that comprise the Index. In such a case, it is possible that Section 1256 of the Internal Revenue Code could apply to your ETNs, in which case any gain or loss that you recognize with respect to the ETNs that is attributable to the regulated futures contracts represented in the Index could be treated as 60% long-term capital gain or loss and 40% short-term capital gain or loss, without regard to your holding period in the ETNs. You would also be required to mark any regulated futures contracts in the Index to market at the end of each taxable year (i.e., recognize gain or loss as if the relevant portion of your ETNs had been sold for fair market value). Under this alternative treatment, you could also be required to (i) recognize gain or loss, at least some of which could be short-term capital gain or loss, each time the Index rebalances or each time a futures contract tracked by the Index rolls, and (ii) currently accrue ordinary interest income in respect of the notional interest component of your ETNs.

Even if you are not treated as owning the underlying components of the your ETNs, it is possible that you would be required to (i) recognize gain or loss, at least a portion of which could be short-term capital gain or loss, each time the Index rebalances or each time a contract that is tracked by the Index underlying your ETNs rolls and (ii) currently accrue ordinary interest income in respect of the notional interest component of your ETNs. In addition, it is possible that the Internal Revenue Service could assert that any gain or loss that you recognize upon early redemption or maturity of your ETNs should be treated as ordinary gain or loss, or that you should otherwise be required to accrue interest over the term of your ETNs. It is also possible that the ETNs could be treated as notional principal contracts. If the ETNs were treated as notional principal contracts, you could be required to accrue income over the term of your ETNs, and any gain you recognize upon the maturity of your ETNs would generally be treated as ordinary income. In addition, it is possible that you could be required to recognize gain or loss at any time when the Index is modified, adjusted, discontinued or replaced with a successor index.

It is also possible that the Internal Revenue Service could assert that the ETNs should be treated as partially giving rise to “collectibles” gain or loss if you hold your ETNs for more than one year, although we do not think such a treatment would be appropriate in this case because a sale or exchange of the ETNs is not a sale or exchange of a collectible but is rather a sale or exchange of a contract that reflects the value of a collectible. Under current law, “collectibles” gain is subject to tax at marginal rates of up to 28%.

Further, it is possible that the Internal Revenue Service could assert that your holding period in respect of your ETNs should end on the date on which the amount you are entitled to receive upon the early redemption or maturity of your ETNs is determined, even though you will not receive any amounts from the issuer in respect of your ETNs prior to the early redemption or maturity of your ETNs. In such case, you may be treated as having a holding period in respect of your ETNs that is less than one year even if you receive cash upon the early redemption or maturity of your ETNs at a time that is more than one year after the beginning of your holding period.

In addition, the Internal Revenue Service could potentially assert that you should be required to treat amounts attributable to the investor fee and futures execution cost as amounts of expense. The deduction of any such deemed expenses would generally be subject to the 2% floor on miscellaneous itemized deductions. Such amounts would correspondingly increase the amount of gain or decrease the amount of loss that you recognize with respect to your ETNs. Under this alternative treatment, you could also be required to recognize amounts of gain or loss over the term of your ETNs as if you had sold a portion of your ETNs to pay these amounts.

In 2007, the Internal Revenue Service released a notice that may affect the taxation of the ETNs. According to the notice, the Internal Revenue Service and the Treasury Department are actively considering whether the holder of an instrument such as the ETNs should be required to accrue ordinary income on a current basis. The notice also states that the Internal Revenue Service and the Treasury Department are considering other relevant issues, including whether gain or loss from such instruments should be treated as ordinary or capital, whether foreign holders of instruments such as the ETNs should be subject to withholding tax on any deemed income accruals, and whether the special “constructive ownership rules” of Section 1260 of the Internal Revenue Code might be applied to such instruments.

Similarly, the Internal Revenue Service and the Treasury Department have current projects open with regard to the tax treatment of pre-paid forward contracts and contingent notional principal contracts. While it is impossible to anticipate how any ultimate guidance would affect the tax treatment of instruments such as the ETNs (and while any such guidance may be issued on a prospective basis only), such guidance could be applied retroactively and could in any case increase the likelihood that you will be required to accrue income over the term of an instrument such as the ETNs even though you will not receive any payments with respect to the ETNs until maturity. The outcome of this process is uncertain. Except to the extent otherwise provided by law, we intend to treat the ETNs for U.S. federal income tax purposes in accordance with the treatment described in this section unless and until such time as the Internal Revenue Service and the Treasury Department determine that some other treatment is more appropriate.

Similarly, in 2007, legislation was introduced in Congress that, if enacted, would have required holders that acquired instruments such as the ETNs after the bill was enacted to accrue interest income on a current basis. It is not possible to predict whether a similar or identical bill will be enacted in the future, or whether any such bill would affect the tax treatment of your ETNs.

“Specified Foreign Financial Asset” Reporting

Under legislation enacted in 2010, owners of “specified foreign financial assets” with an aggregate value in excess of $50,000 (and in some circumstances, a higher threshold) may be required to file an information report with respect to such assets with their tax returns. “Specified foreign financial assets” generally include any financial accounts maintained by foreign financial institutions as well as any of the following (which may include the ETNs), but only if they are not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-U.S. persons, (ii) financial instruments and contracts held for investment that have non-U.S. issuers or counterparties and (iii) interests in foreign entities. Holders are urged to consult their tax advisors regarding the application of this legislation to their ownership of the ETNs.

Information Reporting and Backup Withholding

Please see the discussion under “Certain U.S. Federal Income Tax Considerations—Information Reporting and Backup Withholding” in the accompanying prospectus supplement for a description of the applicability of the information reporting and backup withholding rules to payments made on your ETNs.

SUPPLEMENTAL PLAN OF DISTRIBUTION

We sold a portion of the ETNs on the inception date at 100% of their stated principal amount through Barclays Capital Inc., our affiliate, as principal in the initial distribution. The remainder of the ETNs will be offered and sold from time to time through Barclays Capital Inc., as agent. Sales of the ETNs by us after the inception date will be made at market prices prevailing at the time of sale, at prices related to market prices or at negotiated prices. Barclays Capital Inc. will not receive an agent’s commission in connection with sales of the ETNs.

In connection with this offering, we will sell the ETNs to dealers as principal, and such dealers may then resell ETNs to the public at varying prices that the dealers will determine at the time of resale. In addition, such dealers may make a market in the ETNs, although none of them are obligated to do so and any of them may stop doing so at any time without notice. This prospectus (including this pricing supplement and the accompanying prospectus and prospectus supplement) may be used by such dealers in connection with market-making transactions. In these transactions, dealers may resell an ETN covered by this prospectus that they acquire from other holders after the original offering and sale of the ETNs, or they may sell an ETN covered by this prospectus in short sale transactions.

Broker-dealers and other persons are cautioned that some of their activities may result in their being deemed participants in the distribution of the ETNs in a manner that would render them statutory underwriters and subject them to the prospectus delivery and liability provisions of the Securities Act. Among other activities, broker-dealers and other persons may make short sales of the ETNs and may cover such short positions by borrowing ETNs from us or our affiliates or by purchasing ETNs from us or our affiliates subject to our obligation to repurchase such ETNs at a later date. As a result of these activities, these market participants may be deemed statutory underwriters. A determination of whether a particular market participant is an underwriter must take into account all the facts and circumstances pertaining to the activities of the participant in the particular case, and the example mentioned above should not be considered a complete description of all the activities that would lead to designation as an underwriter and subject a market participant to the prospectus-delivery and liability provisions of the Securities Act. This prospectus will be deemed to cover any short sales of ETNs by market participants who cover their short positions with ETNs borrowed or acquired from us or our affiliates in the manner described above.

Barclays Bank PLC and Barclays Capital Inc. have retained the services of BlackRock Investments, LLC, a member of FINRA, to promote the ETNs and provide certain services relating to the ETNs. BlackRock Investments, LLC may receive a portion of the investor fee in connection with these services. Underwriting compensation will not exceed a total of 8% of proceeds.

ANNEX A

NOTICE OF HOLDER REDEMPTION

To: ipathredemptions@barclays.com

Subject: iPath® Pure Beta S&P GSCI®–Weighted ETN, Notice of Holder Redemption, CUSIP No. 06740P122

[BODY OF EMAIL]

Name of holder: [                    ]

Number of ETNs to be redeemed: [                    ]

Applicable Valuation Date: [            ], 20[    ]

Contact Name: [                            ]

Telephone #: [                            ]

Acknowledgement: I acknowledge that the ETNs specified above will not be redeemed unless all of the requirements specified in the pricing supplement relating to the ETNs are satisfied.

A-1

ANNEX B

CONFIRMATION OF HOLDER REDEMPTION

Dated:

Barclays Bank PLC

Barclays Bank PLC, as Calculation Agent

Fax: 212-412-1232

Dear Sir/Madam:

The undersigned holder of Barclays Bank PLC’s $100,000,000 Global Medium-Term Notes, Series A, iPath® Pure Beta S&P GSCI®-Weighted ETN (the “ETNs”) due April 18, 2041, CUSIP No. 06740P122, redeemable for a cash amount under the terms of the ETNs, hereby irrevocably elects to exercise, on the redemption date of                     , with respect to the number of ETNs indicated below, as of the date hereof, the redemption right as described in the prospectus relating to the ETNs (the “Prospectus”). Terms not defined herein have the meanings given to such terms in the Prospectus.

The undersigned certifies to you that it will (i) instruct its DTC custodian with respect to the ETNs (specified below) to book a delivery vs. payment trade on the valuation date with respect to the number of ETNs specified below at a price per ETN equal to the closing indicative value on the applicable valuation date, facing Barclays DTC 5101 and (ii) cause the DTC custodian to deliver the trade as booked for settlement via DTC at or prior to 10:00 a.m., New York City time, on the redemption date.

Very truly yours,
[NAME OF HOLDER]

Name:
Title:
Telephone:
Fax:
E-mail:

Number of ETNs surrendered for redemption:

DTC # (and any relevant sub-account):

Contact Name:

Telephone:

(You must redeem at least 50,000 ETNs at one time in order to exercise your right to redeem your ETNs on any redemption date.)

B-1

BARCLAYS BANK PLC

$100,000,000 iPath® Pure Beta S&P GSCI®-Weighted ETN

GLOBAL MEDIUM-TERM NOTES, SERIES A

Pricing Supplement

July 19, 2013

(to Prospectus dated July 19, 2013 and

Prospectus Supplement dated July 19, 2013)

Patent Pending

iP-P-0136-07013